Page 1 of 9
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*
                         FOODARAMA SUPERMARKETS, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    344820105
                    ------------------------------------------
                                 (CUSIP Number)

  Richard J. Saker, c/o Foodarama Supermarkets, Inc., 922 Hwy. 33, Suite 6,
                               Freehold, NJ 07728
------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 March 20, 2002
                   -------------------------------------------
                   (Date of Event which Requires Filing of
                               this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.       344820105                                     Page  2 of 5 Pages
                ---------

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Richard J. Saker
              SS # not disclosed at the option of the reporting person

--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)|_|
                                                                         (b)|X|

              Mr. Saker expressly disclaims the existence of a group between himself, his wife and his son, and Mr. Saker disclaims any beneficial interest in 1,760 shares held by his wife, and 1,337 shares held in trust for the benefit of his son. Also, Mr. Saker expressly disclaims the existence of a group between himself and his brothers, Messrs. Joseph J. Saker, Jr. and Thomas A. Saker, in connection with their interests in the Joseph Saker Family Partnership, L.P. (the "Partnership"), which holds 85,000 shares of Common Stock of the Company, and in connection with their interests in the Saker Family Corporation, which is the sole general partner of the Partnership. Mr. Saker disclaims any beneficial interest in shares of Common Stock held by the Partnership in excess of his pecuniary interest.

--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)        |_|


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S. Citizenship
--------------------------------------------------------------------------------
 NUMBER OF SHARES   7     SOLE VOTING POWER
BENEFICIALLY OWNED              134,043
 BY EACH REPORTING  8     SHARED VOTING POWER
   PERSON WITH                  0
                    9     SOLE DISPOSITIVE POWER
                                100,043
                   10    SHARED DISPOSITIVE POWER
                                85,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            186,803 shares with sole voting and shared dispositive power. Includes 7,500 shares subject to stock options exercisable within
            60 days of the filing date of this schedule.
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     |_|
--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              17.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 2
                                       TO
                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                 SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

------------------------------------------------------------------------------

     This Amendment No. 2 amends and restates Amendment No. 1 to the Statement on Schedule 13D of the Reporting Person dated February 16, 1993. This Amendment No. 2 to such Statement on Schedule 13D as so amended is referred to as the "Schedule 13D".

Item 1. Security and Issuer

        This Schedule 13D relates to the Common Stock, par value $1.00 per share ("Common Stock"), of Foodarama Supermarkets, Inc., a New Jersey corporation (the "Company").

        The principal executive offices of the Company are located at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey 07731.

Item 2. Identity and Background

        (a)   Richard J. Saker

        (b) Address: c/o 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728.

        (c) President, Chief Operating Officer and Secretary of Foodarama Supermarkets, Inc., located at 922 Highway 33, Building 6, Suite 1, Howell, New Jersey 07731.

        (d) During the past five years, Mr. Saker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years Mr. Saker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (f)   U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration

     As of December 1992, Mr. Saker was the beneficial owner of 67,689 shares of the Company's Common Stock. Since that date, Mr. Saker has acquired beneficial ownership of 119,114 shares, the last acquisition occurring on March 20, 2002. On that date, Joseph J. Saker, Sr. gifted to Mr. Saker and to his brothers,
Joseph J. Saker, Jr. and Thomas A. Saker, all of the stock of the corporate general partner of the Joseph Saker Family Partnership, L.P. (the "Partnership"). The Partnership holds 85,000 shares of the Company's Common Stock. In September 2000, Joseph J. Saker, Sr. contributed the 85,000 shares of the Common Stock of the Company to the Partnership in exchange for Partnership interests, and thereafter sold a 99% interest in the Partnership to a trust, the beneficiaries of which are Richard J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker. Thereafter, the trust issued a promissory note in the principal amount of $932,592 to Joseph J. Saker, Sr. in consideration for the 99% interest in the Partnership. The trust is obliged to pay interest on the note annually, and the entire principal amount of the note, plus any unpaid accrued interest, is due and payable in September 2012. Repayment of the note is guaranteed by the beneficiaries of the trust in proportion to their respective interests in the trust. Richard Saker has a pecuniary interest in 40%, or 34,000, of the shares of Common Stock held by the Partnership.

     An additional acquisition by Mr. Saker resulted from a grant to him by the Stock Option Committee of the Company's Board of Directors of options to purchase 50,000 shares of the Company's Common Stock, which options vest in equal quarterly installments over a five-year period. As of March 28, 2002, options with respect to 7,500 shares had vested or will vest within 60 days, none of which have been exercised. Prior to the acquisition of beneficial ownership of the 92,500 shares described above, since December 1992, Mr. Saker acquired a total of 26,614 shares in a series of transactions between 1993 and 1995, and in another series of transactions between 1998 and 2000, funded by borrowings from various sources, or by personal funds and through gifts.

Item 4. Purposes of Transactions

     The purpose of the transaction involving the transfer of shares of the corporate general partner of the Partnership by way of a gift was undertaken by Mr. Joseph J. Saker, Sr. for estate planning purposes.

     Mr. Richard J. Saker serves as President, Chief Operating Officer and Secretary of the Company. Pursuant to the Company's 2001 Stock Incentive Plan, the Stock Option Committee of the Company's Board of Directors granted Mr. Saker options to purchase 50,000 shares of the Company's Common Stock, which options vest in equal quarterly installments over a five-year period. As of March 28, 2002, options with respect to 7,500 shares had vested or will vest within 60 days.

     In its Preliminary Proxy Statement, filed with the Securities and Exchange Commission on February 19, 2002, the Board of Directors of the Company, of which Mr. Saker is a member, proposed an amendment to the Company's Restated Certificate of Incorporation dated May 15, 1970, as amended by Certificates of Amendment dated October 17, 1986, May 12, 1987, February 16, 1993, and May 20, 1996 (collectively, the "Certificate of Incorporation"), to provide for the classification of the Board of Directors into five classes of directors with staggered five-year terms of office. Adoption of the proposed amendment requires the affirmative vote of two-thirds of the votes cast at the annual meeting by holders of Common Stock. If the proposed amendment to classify the Board is approved, the appropriate sections of the Company's Bylaws will be amended by the Board of Directors to conform to the Certificate of Incorporation. The adoption of the proposal to amend the Certificate of Incorporation may deter certain mergers, tender offers, proxy contests or other future takeover attempts which holders of some or even a majority of the outstanding Common Stock believe to be in their best interests, and may make removal of management more difficult even if such removal would be beneficial to shareholders generally. More information about the proposal is available in the Company's Preliminary Proxy Statement, attached hereto as Exhibit A.

     On June 8, 2001, the Company announced the implementation of a stock repurchase program, subject to a maximum aggregate purchase price of $5,000,000 during the term of the Company's Second Amended and Restated Credit and Term Loan Agreement dated as of January 7, 2000. In connection with the stock repurchase program, the Company's Board of Directors authorized the repurchase of up to $3,000,000 of Common Stock. As of March 28, 2002, the Company has repurchased a total of 46,057 shares, 40,757 of which were purchased in privately negotiated transactions. The total number of shares repurchased represents 4.12% of the Company's capital stock outstanding at the time of the repurchase program's implementation.

     Other than the actions and proposals described above in this Item 4, Mr. Saker has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended, or (i) any action similar to those enumerated above.

Item 5. Interest in Securities of the Company

        (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Saker as of the date of this Schedule 13D is 186,803 shares, or approximately 17.3% of the class of securities identified in Item 1 based on 1,071,233 shares of Common Stock outstanding as of March 26, 2002. This amount includes 1,760 shares held by Richard J. Saker's wife and 1,377 shares which are held in a trust for Mr. Saker's son, of which Mr. Saker is the trustee. Mr. Saker disclaims beneficial ownership of the shares described in the preceding sentence.

            This amount also includes 85,000 shares held by the Partnership, of which the Saker Family Corporation is the sole general partner (the "General Partner"). Richard J. Saker owns 40% of the outstanding capital stock of the General Partner, and each of Joseph J. Saker, Jr. and Thomas A. Saker owns 30% of the outstanding capital stock of the General Partner. The General Partner owns a 1% interest in the Partnership and has the sole power to vote for the sale, transfer or other disposition of the shares of Foodarama Common Stock only upon the unanimous consent of all shareholders of the General Partner. On other matters not involving the sale, transfer or other disposition of such shares, the shares of Foodarama Common Stock held by the Partnership are voted as directed by the individual shareholders of the General Partner in accordance with their respective ownership interests in the General Partner. Accordingly, the General Partner votes 34,000 shares as directed by Richard J. Saker on such other matters.

      In addition to his ownership interests in the General Partner, Richard
J. Saker, Joseph J. Saker, Jr. and Thomas A. Saker are the beneficiaries of the trust which owns a 99% interest in the Partnership (the "Limited
Partner").   Thus, each of Richard J. Saker, Joseph J. Saker, Jr. and Thomas
A. Saker also has an indirect interest in the Foodarama Common Stock held by the Partnership by reason of their respective beneficial interests in the Limited Partner. Their beneficial interests in the Limited Partner are in identical proportion to their ownership interests in the General Partner. Richard J. Saker disclaims beneficial ownership of shares held by the Limited Partner in excess of his pecuniary interest therein.

      Shares beneficially owned by Mr. Saker also include 7,500 shares subject to currently exercisable options or options exercisable within sixty days of March 28, 2002 granted pursuant to the Company's 2001 Stock Incentive Plan.

          (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, for the Reporting Person is set forth in the cover page and such information is incorporated herein by reference.

            (c) Except as set forth in Item 4 above, Mr. Saker has had no transactions in the class of securities reported herein during the past 60 days.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

Each of Mr. Saker's wife and the trust that holds shares for the benefit of Mr. Saker's son intend to designate Messrs. Joseph J. Saker, Sr. and Richard
J. Saker as their proxy for the purpose of voting their shares at the Company's Annual Meeting of Shareholders to be held on May 8, 2002. In addition, Mr. Saker intends to direct the corporate general partner of the Partnership to designate Messers. Joseph J. Saker, Sr. and Richard J. Saker as its proxy for the purpose of voting its shares at the Company's Annual Meeting of Shareholders to be held on May 8, 2002.

        Article V Section 3 of the Amended and Restated Certificate of Incorporation of the Saker Family Corporation requires the unanimous approval of its shareholders, namely Richard J. Saker, Joseph J. Saker, Jr., and Thomas A. Saker, for directing the Saker Family Corporation, in its capacity as general partner of the Partnership, to approve the transfer or other disposition of the shares of the Company's Common Stock held by the Partnership, or to vote in favor of the consolidation, merger or other reorganization of the Company, or the sale of all or substantially all of its assets.

Item 7. Material to be Filed as Exhibits

      The Company's Preliminary Proxy Statement Pursuant to Section 14(a) of the Act, as filed with the Securities and Exchange Commission on February 19, 2002, is attached hereto as Exhibit A. The Amended and Restated Certificate of Incorporation of the Saker Family Corporation is attached hereto as Exhibit B.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 28, 2002

                                            /S/  Richard  J.  Saker
                                            -----------------------
                                              Richard J. Saker

                                              President

                                 EXHIBIT A

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           SCHEDULE 14A INFORMATION

 Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of
                                     1934
                               (Amendment No. )

Filed by the Registrant

Filed by a Party other than the Registrant

Check the appropriate box

     [X]    Preliminary Proxy Statement

            Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

            Definitive Proxy Statement

            Definitive Additional Materials

            Soliciting Material Under Rule 14a-12

                         Foodarama Supermarkets, Inc.
------------------------------------------------------------------------------
               (Name of Registrant as Specified in its Charter)


------------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement, if other than Registrant)

Payment of Filing Fee (Check the appropriate box):

Check the appropriate box

     [X]    No fee required

            Fee computed on table below per Exchange Act Rules 14(a)(6)(i)(4) and 0-11.

1)    Title of each class of securities to which transaction applies:

------------------------------------------------------------------------------

2)    Aggregate number of securities to which transaction applies:

------------------------------------------------------------------------------

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

4)    Proposed maximum aggregate value of transaction:



5)    Total Fee Paid:



____  Fee paid previously with preliminary materials

____ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)    Amount previously paid:__________________________________________________

2)    Form, Schedule or Registration Statement No.  ___________________________

3)    Filing party:           Foodarama Supermarkets, Inc.
                              ----------------------------

4)    Date Filed:_____________Feb 19, 2002._____________________



      PLEASE CONTACT COUNSEL TO THE REGISTRANT WITH COMMENTS OR REQUESTS FOR ADDITIONAL INFORMATION:

                  John A. Aiello
                  Pamela J. Knauer
                  Giordano, Halleran & Ciesla, PC
                  125 Half Mile Road, P.O. Box 190
                  Middletown, NJ  07748
                  Tel. (732) 741-3900
                  Fax (732) 224-6599

                         FOODARAMA SUPERMARKETS, INC.
                                922 Highway 33
                             Building 6, Suite 1
                           Howell, New Jersey 07731



                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                     To Be Held on Wednesday, May 8, 2002

     The Annual Meeting of Shareholders (the "Meeting") of Foodarama Supermarkets, Inc. (the "Company") will be held at the offices of the Company, 922 Highway 33, Building 6, Suite 1, Howell, New Jersey 07731, on Wednesday, May 8, 2002 at 10:30 A.M. (local time), for the following purposes:

     1. To elect a Board of five Directors;

     2. To consider and act upon a proposed amendment to the Company's Amended and Restated Certificate of Incorporation to provide for the classification of the Company's Board of Directors into five classes of directors with staggered terms of office.

     3. To consider and act upon an amendment to the Foodarama Supermarkets, Inc. 2001 Stock Incentive Plan (the "2001 Plan"), reserving an additional 65,000 shares of the Company's Common Stock for issuance under the 2001 Plan;

     4. To transact such other business as may properly come before the Meeting and any postponement or adjournment thereof.

     The Board of Directors has fixed the close of business on March 26, 2002 as the record date for determining the shareholders entitled to notice of and to vote at the Meeting or any adjournment thereof. A list of shareholders as of the record date will be available to shareholders at the Meeting.

      YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES. THIS WILL NOT PREVENT YOU FROM VOTING IN PERSON IF YOU WILL BE PRESENT AT THE MEETING.

                                    By Order of the Board of Directors,

                                    /S/
Howell, New Jersey                  Richard J. Saker,
April 5, 2002                       Secretary

                         FOODARAMA SUPERMARKETS, INC.
                                922 Highway 33
                             Building 6, Suite 1
                           Howell, New Jersey 07731

                             -------------------

                               PROXY STATEMENT

                             -------------------

                             GENERAL INFORMATION

      This Proxy Statement and the accompanying form of proxy are being mailed to the shareholders of Foodarama Supermarkets, Inc. (the "Company") in connection with the solicitation, by and on behalf of the management of the Company, of proxies to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held at the offices of the Company, 922 Highway 33, Building 6, Suite 1, Howell, New Jersey, on Wednesday, May 8, 2002 at 10:30 A.M. (local time) and at all postponements or adjournments thereof.

      The securities entitled to vote at the Annual Meeting consist of shares of Common Stock of the Company with each share of Common Stock entitling its owner to one vote on an equal basis. The number of outstanding shares of Common Stock on March 26, 2002 was XXXXXXXX. Only shareholders of record on the books of the Company at the close of business on that date will be entitled to vote at the meeting. The holders of a majority of the outstanding shares of Common Stock, present in person or by proxy and entitled to vote, will constitute a quorum at the meeting. The affirmative vote of a plurality of the shares present in person or represented by proxy and entitled to vote is required for the election of Directors. The affirmative vote of two-thirds of the shares present in person or represented by proxy and entitled to vote is required for the amendment of the Company's Restated Certificate of Incorporation, as amended, and the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote is required for the amendment of the Company's 2001 Stock Incentive Plan (the "2001 Plan"). The proxy card provides space for a shareholder to withhold votes for any or all nominees for the Board of Directors. All votes will be tabulated by the inspector of election appointed for the Annual Meeting who will separately tabulate affirmative votes, authority withheld for any nominee for Director and any abstentions or broker non-votes. Authority withheld will be counted toward the tabulation of total votes cast in the election of Directors and will have the same effect as a negative vote. Any proxy submitted and containing an abstention or a broker non-vote is not counted as a vote cast on any matter to which it relates and will only be counted for purposes of determining whether a quorum is present at the Annual Meeting.

      All shares of Common Stock represented by properly executed proxies will be voted at the Annual Meeting, unless such proxies have previously been revoked. Unless otherwise instructed, the shares of Common Stock represented by such proxies will be voted "for" the election of management's nominees for Director, the proposal to amend the Company's Restated Certificate of

Incorporation, as amended (the "Certificate of Incorporation") to provide for the classification of the Board of Directors into five classes of directors with staggered terms of office, and the reservation of shares for the 2001
Plan.    Management does not know of any other matter to be brought before the Annual Meeting, but it is intended that, as to any such other matter, votes may be cast pursuant to the proxies in accordance with the judgment of the person or persons acting thereunder unless otherwise directed by the shareholders.

      The Company's mailing address is 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey, 07728 and its telephone number is (732) 462-4700. The notice, proxy statement and enclosed form of proxy are being mailed to shareholders on or about April 5, 2002.

      Any shareholder who executes and delivers a proxy may revoke it at any time prior to its use by (a) delivering written notice of such revocation to the Secretary of the Company at its offices; (b) delivering to the Secretary of the Company a duly executed proxy bearing a later date; or (c) appearing at the Annual Meeting and requesting the return of his or her proxy.

      YOU ARE REQUESTED TO COMPLETE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

PROXY STATEMENT

PRINCIPAL SHAREHOLDERS

      The following table shows, as of March 26, 2002, the persons known to the Company who owned directly or beneficially more than 5% of the outstanding Common Stock of the Company:

Name of Beneficial Owner                       Amount Beneficially   Percent of
                                                   Owned               Class
---------------------------------------------  --------------------------------
Joseph J. Saker (1) (2) (3) (4) (7)                 262,076          [24.1]
Estate of Mary Saker (1) (3)                         55,798          [5.2]
Richard J. Saker (1) (5) (6) (7)                    101,803          [9.4]
Dimensional Fund Advisors, Inc. (8)                  82,700          7.7
Arthur N. Abbey (9)                                 114,400          10.6
The Dinger Group (10)                                72,766          6.8

(1) The address of the foregoing person is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728.

(2) Includes 13,378 shares held by Joseph J. Saker's wife and 31,399 shares willed to him by Mary Saker.

(3) Mary Saker, deceased, was the mother of Joseph J. Saker. One-half or 31,399 of her shares have been willed to Joseph J. Saker.

(4) Includes 85,000 shares held by the Joseph Saker Family Partnership, L.P. (the "Partnership"), of which the Joseph J. Saker Corp. (the "General Partner") is the sole general partner. The General Partner is owned solely by Joseph J. Saker, has a 1% interest in the Partnership and has the sole power to vote and dispose of these shares. Except for his interest in the General Partner, Joseph J. Saker does not own any other interest in the Partnership. The limited partner has a 99% interest in the Partnership. Joseph J. Saker disclaims beneficial ownership of shares held by the Partnership in excess of his pecuniary interest therein.

(5) Includes 1,760 shares held by Richard J. Saker's wife and 1,377 shares which are held in a trust for Mr. Saker's son, of which Mr. Saker is the trustee. Mr. Saker disclaims beneficial ownership of the shares described in the preceding sentence.

(6) Does not include 85,000 shares held by the Joseph Saker Family Partnership, L.P. The General Partner of the Partnership, which is owned solely by Joseph J. Saker, has the sole power to vote and dispose of these shares. Richard J. Saker has an indirect interest in these shares by reason of his interest in the limited partnership interests of the Partnership. Richard J. Saker disclaims beneficial ownership of shares held by the Partnership in excess of his pecuniary interest.

(7) Includes 7,500 shares subject to currently exercisable options or options exercisable within sixty days of March 26, 2002 granted pursuant to the 2001 Plan.

(8) The address of Dimensional Fund Advisors, Inc. ("Dimensional") is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401. Dimensional, an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager for certain other investment vehicles, including commingled group trusts. These investment companies and investment vehicles are referred to collectively herein as the "Portfolios." In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over 82,700 shares of Foodarama Supermarkets, Inc. Common Stock based upon a copy of Schedule 13G dated January 30, 2002. The Portfolios own all securities reported in the table, and Dimensional disclaims beneficial ownership of such securities.

(9) The address of Arthur N. Abbey is 212 East 39th Street, New York, New York 10016. Based upon a copy of Schedule 13D dated April 15, 1999, Mr. Abbey has sole voting power with respect to the shares.

(10) On the basis of a copy of Schedule 13D dated February 7, 2001, the Dinger Group is comprised of Carl W. Dinger III (51,800 shares), Jeffrey E. Dinger (10,900 shares), Carl W. Dinger, Jr. (5,500 shares), Carousel World LP (1,500 shares), Ashley E. Dinger Trust (407 shares), Caleigh N. Dinger Trust (759 shares), Shelby C. Dinger Trust (100 shares) and Dinger Marital Trust (1,800 shares). As of February 7, 2001, the reporting persons comprising the Dinger Group beneficially owned a total of 72,766 shares of the Company's Common Stock. Except for the trusts, each member of the Dinger Group owns shares individually and retains voting control over his, her or its respective holdings. Shares in the trusts are held for the benefit of the children of Carl W. Dinger III and are voted by the trustees, Carl W. Dinger III, Jeffrey E. Dinger and Brenda L. Dinger. Carousel World LP is a partnership of which Carl W. Dinger III and Jeffrey E. Dinger are the general partners. The member of the Dinger Group specified in the
      Schedule 13D as being authorized to receive notices and communications is Carl W. Dinger III, whose address is 7 Lake Trail West, Morristown, New Jersey 07960.

FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

SECURITIES OWNED BY MANAGEMENT

      The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 26, 2002 by each director and nominee for director of the Company, the executive officers of the Company on such date and the executive officers, nominees for director and directors as a Group. Except as set forth in the footnotes to this table, the shareholders have sole voting and investment power over such shares.

Name of Beneficial Owner                       Amount Beneficially   Percent of
                                                      Owned            Class
-------------------------------------------------------------------------------

Joseph J. Saker (1)(2)(3)(4)                          262,076       [24.1]
Richard J. Saker (1)(2)(5)(6)                         101,803       [9.4]
Albert A. Zager (1)(7)                                  1,750       *
Charles T. Parton (1)(7)                                2,750       *
Robert H. Hutchins (1)(7)                                 250       *
Michael Shapiro (1) (7)(8)                              2,250       *
Emory A. Altobelli (1)(7)                                 275       *
Carl L. Montanaro (1)(7)                                  265       *
Robert V. Spires (1)(7)                                   250       *
Joseph C. Troilo (1)(7)                                   250       *
Directors, Nominees for Director and                 371,919        [34.0]
   Executive Officers as a Group (10 persons)
   (2)(3)(4)(5)(6) (7)(8)(9)
(*)  Less than one percent.

(1) The address of the foregoing person is c/o Foodarama Supermarkets, Inc., 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728.

(2) Includes 7,500 shares subject to currently exercisable options or options exercisable within 60 days of March 26, 2002 granted pursuant to the 2001 Plan.

(3) Includes 13,378 shares held by Joseph J. Saker's wife and 31,399 shares willed to him by Mary Saker.

(4) Includes 85,000 shares held by the Joseph Saker Family Partnership, L.P. (the "Partnership"), of which the Joseph J. Saker Corp. (the "General Partner") is the sole general partner. The General Partner is owned solely by Joseph J. Saker, has a 1% interest in the Partnership and has the sole power to vote and dispose of these shares. Except for his interest in the General Partner, Joseph J. Saker does not own any other interest in the Partnership. The limited partner has a 99% interest in the Partnership. Joseph J. Saker disclaims beneficial ownership of shares held by the Partnership in excess of his pecuniary interest therein.

(5) Includes 1,760 shares held by Richard J. Saker's wife and 1,377 shares which are held in a trust for the benefit of Mr. Saker's son, of which Mr. Saker is the trustee. Mr. Saker disclaims beneficial ownership of the shares described in the preceding sentence.

(6) Does not include 85,000 shares held by the Joseph Saker Family Partnership, L.P. The General Partner of the Partnership, which is owned solely by Joseph J. Saker, has the sole power to vote and dispose of these shares. Richard J. Saker has an indirect interest in these shares by reason of his interest in the limited partnership interests of the Partnership. Richard J. Saker disclaims beneficial ownership of shares held by the Partnership in excess of his pecuniary interest.

(7) Includes 250 shares subject to currently exercisable options granted pursuant to the 2001 Plan.

(8)  Owned jointly with Mr. Shapiro's wife.

(9) Of the 371,919 shares, Directors of the Company own or have rights to acquire 368,629 shares.

      Previously, Joseph J. Saker had pledged shares of Common Stock owned by him to secure certain loans obtained in connection with personal investments and other obligations. The loans secured by these shares have been repaid.

      The Company's Second Amended and Restated Revolving Credit and Term Loan Agreement provides that an event of default shall occur if Messrs. Joseph J. Saker and Richard J. Saker together, do not own, beneficially, all voting rights with respect to at least 28% of all of the issued and outstanding Common Stock of the Company.

PROXY STATEMENT

NOMINEES AS DIRECTORS OF THE COMPANY

      It is the intention of the persons named in the accompanying proxy to vote, unless otherwise instructed, in favor of the election as directors of the five nominees named hereinafter. If for any reason any of the said nominees should be unable or unwilling to serve, which is not now anticipated, the proxies will be voted for a substitute nominee who will be designated by the Board of Directors of the Company (the "Board").

      If the proposal to amend the Company's Certificate of Incorporation is approved at the annual meeting, one nominee (Robert H. Hutchins) will be elected as a Class I director to serve for an initial term expiring at the annual meeting in 2003, one nominee (Albert A. Zager) will be elected as a Class II director to serve for an initial term expiring at the annual meeting in 2004, one nominee (Charles T. Parton) will be elected as a Class III director to serve for an initial term expiring at the annual meeting in 2005, one nominee (Richard J. Saker) will be elected as a Class IV director to serve for an initial term expiring at the annual meeting in 2006, and one nominee (Joseph J. Saker) will be elected as a Class V director to serve for an initial term expiring at the annual meeting in 2007 (or, in all cases, until their successors have been elected and qualified). Commencing with the election of directors at the 2003 annual meeting of shareholders, election of directors will be for five year terms. If the proposal to amend the Certificate of Incorporation is not adopted at the Annual Meeting, each director will serve until the next annual meeting of shareholders or until his successor is duly elected and qualified. See "Proposal 2: Approval of Amendment to Certificate of Incorporation to Classify the Board of Directors."

Name and Age                            Principal Occupation         Year First
------------------------------- -----------------------------------  Elected a
                                                                     Director

Joseph J. Saker (73)            Chairman of the Board of the Company     1958
Richard J. Saker (50)           President and Secretary of the Company   1987
Charles T. Parton (60)          Chairman of the Board - Two River        1995
                                   Community Bank, a commercial bank
Albert A. Zager (53)            Member - Carton, Arvanitis,              1995
                                   McGreevy, Argeris, Zager & Aikins,
                                   L.L.C., Attorneys
Robert H. Hutchins (50)         President and Managing Director -        2001
                                   Hutchins, Farrell, Meyer &
                                   Allison, P.A., Certified Public
                                   Accountants

Mr. Joseph J. Saker has served as President of the Company since its incorporation in 1958 until October 3, 2000 and as Chairman since 1971. In addition to his responsibilities with the Company, he is active in other community affairs.

Mr. Richard J. Saker, a graduate of St. Joseph's University, has been employed by the Company since 1969 and served as Senior Vice President--Operations from 1984 until 1995, at which time he assumed the position of Executive Vice President--Operations. On October 3, 2000, he was elected President of the Company. He is a member of the Board of Directors of Wakefern Food Corporation and a member of its Finance Committee. Richard
J. Saker is the son of Joseph J. Saker.

Mr. Parton is Chairman of the Board of Two River Community Bank (the "Bank") and has served in that position since May 1, 2000. Prior to assuming that position, he served as President and Chief Executive Officer of the Bank from February 1, 2000 to April 30, 2000. In addition, on March 1, 1999, Mr. Parton began serving and continues to serve as a managing member of TRB, LLC, a financial holding company formed in connection with the incorporation of the Bank. He formerly served as the President of Concord Science and Technology Co., Inc. from May 1997 until February 1999. He has been a financial executive, consultant and Certified Financial Planner for the last eight years and is Executive Vice President and Treasurer of The Parton Corporation. He is also a Director of Kuehne Chemical Co., Inc. (chlorine and caustic soda products).

Mr. Zager has been a member of Carton, Arvanitis, McGreevy, Argeris, Zager & Aikins, L.L.C. Attorneys at Law and its predecessors since 1977. He is the Chairman of its Executive and Management Committees. He is President of the Board of Directors of the Center for Holocaust Studies of Brookdale Community College, a founding member of the Board of Directors of the Eastern Monmouth Area Chamber of Commerce Educational Foundation, Inc., and outside General Counsel for Meridian Health System, Inc.

Mr. Hutchins, CPA, has been the President and Managing Director of Hutchins, Farrell, Meyer & Allison, P.A., a certified public accounting firm, since he founded the firm in 1984. In addition, Mr. Hutchins has been active in community affairs. He is a founder and Chairman of the Board of Trustees of Ocean Housing Alliance, Inc., and has served as an elected Board Member of the Toms River Regional School District and as an appointed member of the Ocean County Mental Health Advisory Board. He is past Chairman of the American Cancer Society-Ocean Unit, Co-chairperson of the American Cancer Society Eastern Region Excalibur and a member of the National American Cancer Society Excalibur Advisory Committee.

FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

DIRECTORS MEETINGS AND COMMITTEES

The Company held six meetings of its Board of Directors during the fiscal year ended November 3, 2001. No incumbent Director attended fewer than 75% of the total number of meetings held by the Board and Committees of the Board on which he served.

The Board of Directors of the Company has appointed Executive, Audit and Stock Option Committees. The Company does not have a compensation committee of the Board of Directors. Instead, the full Board of Directors acts on matters of compensation. The Executive Committee, which consists of Messrs. Joseph J. Saker and Richard J. Saker, holds periodic meetings as required by the circumstances. The Audit and Stock Option Committees each consist of Messrs. Parton, Zager, and Hutchins. During the fiscal year ended November 3, 2001, the Audit Committee held four meetings and there were three meetings of the Stock Option Committee.

Report of the Audit Committee of the Board of Directors

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Proxy Statement or future filings with the Securities and Exchange Commission ("SEC"), in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filing.

Membership and Role of Audit Committee

The Audit Committee (the "Committee") consists of the following members of the Company's Board of Directors: Charles T. Parton, Albert A. Zager and Robert H. Hutchins. Each of the members of the Committee is independent as defined under the American Stock Exchange listing standards. The rules of the American Stock Exchange require that the Committee be comprised of three independent directors. The Committee operates under a written charter adopted by the Board of Directors.

The primary function of the Committee is to provide advice with respect to the Company's financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding finance, accounting, tax and legal compliance. The Committee's primary duties and responsibilities are to: 1) serve as an independent and objective party to monitor the Company's financial reporting process and internal control system; 2) recommend a firm of independent auditors for the Company each year, as well as review and appraise the audit efforts of the Company's independent accountants and internal audit department; 3) evaluate the Company's quarterly financial performance as well as its compliance with laws and regulations; 4) oversee management's establishment and enforcement of financial policies and business practices; and 5) provide an open avenue of communication among the independent accountants, financial and senior management, counsel, the internal audit department and the Board of Directors.

Audit Committee Charter

The Audit Committee developed an Audit Committee Charter (the "Charter") in consultation with the Company's accounting and finance department, its internal auditor, the Company's independent public accountants and outside general counsel. The Board adopted the Charter on June 7, 2000.

Review of the Company's Audited Financial Statements for the Fiscal Year ended November 3, 2001

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended November 3, 2001, with the Company's management. The Committee has discussed with Amper, Politziner & Mattia, P.A., the Company's independent public accountants, those matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Committee has also received the written disclosures and the letter from Amper, Politziner & Mattia, P.A. required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the Committee has discussed the independence of Amper, Politziner & Mattia, P.A. with that firm.

Based on the Committee's review and discussions noted above, the Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended November 3, 2001 for filing with the SEC.

Audit Fees

The Company paid a total of $131,000 to Amper, Politziner & Mattia, P.A. for audit services which included work related to the annual audit and quarterly reviews rendered in fiscal year 2001.

PROXY STATEMENT

Financial Information Systems Design and Implementation Fees

Amper, Politziner & Mattia, P.A. rendered professional services in connection with a review and analysis of the Company's information systems. The Company paid a total of $16,000 for these services rendered during the fiscal year 2001.

All Other Fees

The Company paid a total of $41,000 to Amper, Politziner & Mattia, P.A. for other non-audit services rendered in fiscal year 2001, which included income tax consultation and sundry accounting consultation projects. The Committee has considered whether the non-audit services provided by Amper, Politziner & Mattia, P.A., including the services rendered in connection with the Company's information systems, was compatible with maintaining its independence and has determined that the nature and substance of the limited non-audit services did not impair the status of Amper, Politziner & Mattia, P.A. as the Company's independent auditors.

Submitted by:  Charles T. Parton
               Albert A. Zager
               Robert H. Hutchins

EXECUTIVE OFFICERS OF THE COMPANY

The executive officers of the Company are as set forth below:

Name                          Age  Capacities in Which Served
----------------------------  ---  --------------------------------------------
Joseph J. Saker (1)            73  Chairman of the Board
Richard J. Saker (1)           50  President and Secretary
Michael Shapiro (2)            60  Senior Vice President, Chief Financial
                                      Officer and Treasurer
Emory A. Altobelli (3)         61  Senior Vice President - Corporate
                                      Subsidiaries and Services
Carl L. Montanaro (4)          60  Senior Vice President - Sales and
                                      Merchandising
Robert V. Spires (5)           48  Senior Vice President -- Human Resources and
                                      Labor Relations
Joseph C. Troilo (6)           68  Senior Vice President - Financial
                                      Administration, Assistant Secretary and
                                      Assistant Treasurer
(1)  See Nominees as Directors of the Company.

(2) Mr. Shapiro joined the Company on August 15, 1994 as Senior Vice President, Chief Financial Officer and Treasurer.

(3)  Mr. Altobelli has served as Senior Vice President, Corporate
     Subsidiaries and Services, since June 21, 1995. Prior to that date he served as Senior Vice President, Administration, commencing in June 1990.

(4)  Mr. Montanaro has served as Senior Vice President, Sales and
     Merchandising, since June 21, 1995. From March 1988 to June 1995 he served as Vice President of Sales and Merchandising.

(5) Mr. Spires has served as Senior Vice President, Human Resources and Labor Relations, since June 21, 1995. From August 1991 to June 1995, he served as Vice President of Human Resources and Labor Relations.

(6)  Mr. Troilo has served as Senior Vice President, Financial
     Administration, since August 1994. From 1974 to August 1994, he served as Senior Vice President, Finance.

FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES


EXECUTIVE COMPENSATION

The aggregate compensation paid or accrued by the Company during the last three fiscal years ended October 30, 1999, October 28, 2000 and November 3, 2001 to the Chief Executive Officer of the Company and to the four most highly compensated executive officers (other than the Chief Executive Officer) whose compensation in salary and bonus exceeded $100,000 in the last fiscal year (the "Named Officers") is set forth in the following table:

                          Summary Compensation Table

                               Annual Compensation        All Other Compensation
                       -----------------------------------  --------------------
Name and                 Year   Salary      Bonus     SERP(2)  401(k)(3) Shares
Principal Position      ------  -------   ---------   ------            --------
                                                                      Underlying
                                                                       Options/
                                                                      SARS(4)(5)
                                                                      ----------
Joseph J. Saker           2001  $395,553 $122,176 (1) $128,500  $3,400   50,000
  Chairman and Chief      2000   361,201   69,893 (1)  134,400   3,400
  Executive Officer       1999   334,000   63,941 (1)  120,300   3,200
Richard J. Saker          2001  $437,118 $132,188 (1) $345,000  $3,400   50,000
  President, Chief        2000   374,475   76,742 (1)  298,000   3,400
  Operating Officer
  and Secretary           1999   341,025   62,826 (1)  270,000   3,200
Michael Shapiro           2001  $189,351 $ 39,430 (1)   88,400  $5,421    1,000
  Senior Vice President,  2000   185,827   25,934 (1)   91,700   6,023
  Chief
  Financial Officer and   1999   168,670   25,731 (1)   60,000   5,600
  Treasurer
Carl L. Montanaro         2001  $169,367 $ 31,769 (1)  53,200   $5,321    1,000
  Senior Vice President,  2000   153,106   20,896 (1)  27,400   5,608
  Sales and
  Merchandising           1999   149,266   19,726 (1)  27,500   5,284
Emory A. Altobelli (5)    2001  $147,890 $ 30,105 (1)  41,800  $4,745     1,000
  Senior Vice President,  2000   140,796   14,852 (1)  32,800   5,455
  Corporate Subsidiaries
  and Services            1999   135,888   14,736 (1)  32,400   4,857

(1) Incentive compensation paid or accrued pursuant to the Company's Incentive Compensation Plans (the "Incentive Plans"). The Incentive Plans were adopted by the Board for each of the fiscal years presented in the table to attract, retain and motivate non-union salaried employees by providing incentive compensation awards in cash. The Board administers the Incentive Plans, which includes designating non-union salaried employees eligible to participate in the Incentive Plans and awarding incentive compensation to the eligible employees, subject to the Company achieving certain specified levels of pre-tax profit. In administering the Incentive Plans, the Board took into account the recommendations of the Company's executive officers, except that determinations made with respect to the Company's Chief Executive Officer and Chief Operating Officer were made solely by the Company's independent directors.

(2) These amounts represent the projected annual benefit at retirement as of the end of each fiscal year for the applicable named executive officer under the Company's Supplemental Executive Retirement Plan (the "SERP"), which was approved by the Board of Directors on January 17, 1989. Amounts payable at retirement under the SERP range from 40% to 50% of the employee's highest average compensation over a five-year period less primary Social Security, pension plan benefits and 401(k) benefits and are payable until death, but for a minimum of 120 months. This Plan covers seven executive officers and other key employees and is intended to supplement the Company's retirement benefits. Such amounts are not payable until the earlier of the death, disability or retirement of the covered employee. The Company anticipates paying for benefits as they become due out of current operating income.

     The SERP provides for a pre-retirement death benefit of one-half the amount payable upon retirement, actuarially computed, payable to the employee's beneficiary over 120 months. If the employee dies after retirement, such employee's beneficiary will receive the same benefit the employee would have received if the employee had lived for 120 months. During fiscal 2001, the Company recorded $432,000 of deferred compensation expense with respect to the SERP.

(3) Represents amounts contributed by the Company under its 401(k) Plan (the "401(k) Plan"). The Company maintains a 401(k) Plan for all qualified non-union employees. Employees are eligible to participate in the 401(k) Plan after completing one year of service (1,000 hours) and attaining age 21. Employee contributions are discretionary to a maximum of 15% of compensation but may not exceed $10,500 per year. The Company has elected to match 25% of the employee's contributions up to 6% of employee eligible compensation not exceeding $170,000. The Company may make additional discretionary contributions. These discretionary contributions amounted to 2% of eligible compensation for the three calendar years ending December 31, 2001.

(4) Represents options to purchase shares of the Company's Common Stock, granted pursuant to the Company's 2001 Stock Incentive Plan.

(5) Includes 250 Stock Performance Units issued pursuant to the Company's 2001 Stock Incentive Plan and described more particularly in Note (4) to the table captioned "Option Grants and Exercises During Fiscal Year Ended November 3, 2001."

Proxy Statement

Option Grants and Exercises During Fiscal Year Ended November 3, 2001:

                         Stock       Percent of   Exercise/   Expiration   Hypothetical  Shares     Shares
                     Options/SARs   Total Stock   Base Price     Date        Value at      Vested   Exercised
                        Granted     Options/SARs                          Grant Date (3)
                        (1)(2)       Granted in                           -------------- --------
                                    Fiscal Year
                                    -----------
Joseph J. Saker          50,000    42.19%         $19.60     08/08/2011    $1,146,500      7,500       None
Richard J. Saker         50,000    42.19%         $19.60     08/08/2011    $1,146,500      7,500       None
Michael Shapiro           1,000    0.84%          $19.60     08/08/2011       $22,930       250        None
Carl L. Montanaro         1,000    0.84%          $19.60     08/08/2011       $22,930       250        None
Emory A. Altobelli(4)     1,000    0.84%          $19.60     08/08/2011       $22,930       250        None

(1) All stock options were granted on August 8, 2001 (the"Grant Date") in accordance with the Company's 2001 Stock Incentive Plan. The stock options granted to Messrs. Joseph J. Saker and Richard J. Saker are assignable to any of their respective children or grandchildren who are employed by the Company at the store manager or higher level. The options granted to Messrs. Joseph J. Saker and Richard J. Saker, which include 7,500 shares subject to currently exercisable options or options exercisable within sixty dyas of March 26, 2002, vest quarterly from the Grant Date over a five year period. All other stock options granted vest, per individual, 250 shares on the Grant Date and 250 shares on each anniversary of the Grant Date thereafter for the next three years, except in the case of Mr. Altobelli, whose options vest 250 shares on each of the Grant Date and the first and second anniversaries of the Grant Date, and whose 250 Stock Performance Units then vest on the third anniversary of the Grant Date. See Note (4) below.

(2) Under the 2001 Plan, the Company may, subject to certain specified limitations, make loans to grantees of stock options granted under the 2001 Plan. With respect to options granted to the executive officers named in the table above, the Company has agreed, subject to the required approval of any lender to the Company, to lend to the optionee funds requested by the optionee for the purpose of exercising the option and paying any tax liabilities associated with the exercise.
     Any such indebtedness will be evidence by a full-recourse, interest-bearing promissory note, the repayment of which will be secured by a pledge of the stock purchased. Any loan made to Messrs. Joseph Saker and Richard Saker shall provide for repayment over a ten-year period, with interest only payable quarterly during the first five years of the term of the note and interest and principal payable on a quarterly basis in the sixth through the tenth years of the term of the note. Other executive officers of the Company holding the options described in the above-table will be obliged to repay any loan made to them over a two-year period, with quarterly payments of principal and interest.

(3) The estimated present value at grant date of options granted during fiscal year 2001 has been calculated using the Black-Scholes option pricing model, based upon the following assumptions: estimated time until exercise of five years; a risk-free interest rate of 5.00%, representing the interest rate on a U.S. Government zero-coupon bond on the date of grant with a maturity corresponding to the estimated time until exercise; a volatility rate of 40.2%; and no dividend yield. The approach used in developing the assumptions upon which the Black-Scholes valuations were calculated is consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

(4) Includes 250 Stock Performance Units granted to Mr. Altobelli in accordance with the Company's 2001 Stock Incentive Plan. Mr. Altobelli's Stock Performance Units vest in Fiscal 2004 and have a base price of $19.60 and are redeemable in cash only. Generally, stock performance units ("Units") represent a form of long-term incentive compensation issuable as "phantom stock" under the Company's 2001 Stock Incentive Plan. The base price of a Unit reflects the price of the Company's Common Stock as of a particular date determined by the 2001 Plan Administrator. The value of the Unit increases as the price of the Company's Common Stock increases over the base price of the Unit. Units may vest over time and vested Units are redeemable in cash only upon redemption by the grantee.

FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

PENSION PLAN

The Company maintains a defined benefit pension plan for eligible employees. Full vesting occurs after five years of service. Benefits upon retirement prior to age 65 are reduced actuarially. Benefits under the plan are determined by a formula equal to .6% times the highest five consecutive year average of a participant's compensation from the commencement of employment through September 30, 1997, times the total years of service at September 30, 1997. The plan also provides for lump sum payments. The table set forth below specifies the estimated annual benefits payable upon normal retirement at age
65. Pursuant to a resolution adopted by the Board of Directors of the Company on September 24, 1997, years of service and benefit accruals for participants in the plan were frozen effective September 30, 1997. In lieu of contributions to the defined benefit pension plan for the three calendar years ended December 31, 2001, the Board of Directors of the Company has approved contributions to the 401(k) Plan in an amount equal to the sum of
(a) two percent (2%) of the eligible compensation of 401(k) Plan participants; and (b) $.25 for every $1.00 contributed to the 401(k) Plan by the participants for up to 6% of the participant's eligible compensation. The Company did not make any contributions to the 401(k) Plan prior to freezing benefit accruals under the defined benefit pension plan.

                                  Years of Service at September 30, 1997
Remuneration                   15         20         25         30        35
---------------------------- ------   ---------  --------   --------  --------
 $100,000                  $ 7,500     $10,000   $12,500    $15,000   $17,500
  125,000                    9,375      12,500    15,625     18,750    21,875
  150,000                   11,250      15,000    18,750     22,500    26,250
  175,000                   13,125      17,500    21,875     26,250    30,625
  200,000                   15,000      20,000    25,000     30,000    35,000
  225,000                   16,875      22,500    28,125     33,750    39,375
  250,000                   18,750      25,000    31,250     37,500    43,750
  275,000                   20,625      27,500    34,375     41,250    48,125
  300,000                   22,500      30,000    37,500     45,000    52,500

For purposes of vesting benefits under the Pension Plan, the Company has credited Richard J. Saker with 23 years of service; Michael Shapiro with 3 years of service; Emory A. Altobelli with 14 years of service; and Carl L. Montanaro with 35 years of service. The highest five consecutive year average of compensation through September 30, 1997 for each of the Company's executive officers, after giving effect to applicable limitations under the Internal Revenue Code of 1986, as amended, is as follows: Richard J. Saker - $150,000; Michael Shapiro - $150,000, Carl Montanaro - $119,000, and Emory Altobelli - $119,000.

Mr. Joseph  J. Saker received a lump sum distribution of $403,878 in January

1995, representing the amount of his vested interest in the Pension Plan. Joseph Troilo received a lump sum distribution of $257,437 on April 1, 1999, representing the amount of his vested interest in the Pension Plan.

DIRECTORS' COMPENSATION

All non-employee directors receive, in addition to reimbursement for their reasonable expenses associated with attendance at Board Meetings, an annual retainer fee of $12,000 payable quarterly in advance, and a participation fee of $1,000 for each meeting of the Board attended. All non-employee members of the Audit Committee receive, in addition to reimbursement for their reasonable expenses associated with attendance at Audit Committee Meetings, a fee of $1,000 for each Audit Committee meeting attended if held on a day other than a day on which a Board meeting is held, and a fee of $500 for each Audit Committee meeting attended if held on the same day as a meeting of the Board of Directors. All non-employee members of the Stock Option Committee receive, in addition to reimbursement for their reasonable expenses associated with attendance at Stock Option Committee Meetings, a fee of $500 for each Stock Option Committee meeting attended if held on a day other than a day on which a Board Meeting is held.

The Company paid a total of $56,500 during the fiscal year ended November 3, 2001 to directors who are not employees of the Company.

COMPLIANCE WITH REPORTING REQUIREMENTS

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's Executive Officers and Directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership on Forms 3, 4 and 5 with the SEC. Executive Officers, Directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of such forms it has received, the Company believes that, during the fiscal year ended November 3, 2001, all of its Executive Officers, Directors and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to reports required to be filed by Section 16(a) of the Exchange Act.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

For the fiscal year ended November 3, 2001, the full Board of Directors performed the functions of a board compensation committee. Executive Officers who served on the Board of Directors were Mr. Joseph J. Saker, Chairman of the Board and Chief Executive Officer, and Mr. Richard J. Saker, President, Chief Operating Officer, and Secretary. The Board of Directors acted on matters of compensation for the Chief Executive Officer and the Chief Operating Officer, with each of such officers abstaining from any compensation decisions relating specifically to them.

COMPENSATION REPORT OF THE BOARD OF DIRECTORS

The Company's independent directors are responsible for determining the compensation of the Company's Chief Executive Officer and its Chief Operating Officer. These two officers do not limit their functions to the distinct parameters typically associated with their respective titles. Instead, they actively share the responsibilities attendant to both of these offices in their management of the business. Accordingly, a comparative assessment of the compensation paid for their respective positions is impracticable, because a comparison of compensation based on mutually-exclusive job titles would not yield results commensurate with the combined contributions of these officers.

Thus, in order to arrive at appropriate levels of compensation, the Company's independent directors not only reviewed market compensation levels for chief executive officers and chief operating officers of similarly-sized grocery retailing organizations throughout the country, but they also considered a "management service fee" approach to this determination. The management service fee concept uses competitive data to evaluate appropriate relative compensation levels between a corporation's chief executive officer and chief operating officer in circumstances where the duties of these offices overlap. This concept more accurately recognizes the value to the Company of the shared efforts of its senior management and the importance of such efforts in achieving seamless management succession. The independent directors considered these factors in determining the compensation of the Company's Chief Executive Officer and Chief Operating Officer for the fiscal year ended November 3, 2001.

The Company's Chief Executive Officer and Chief Operating Officer make determinations with respect to cash compensation paid to other executive officers of the Company. In addition to considering market comparisons, salaries paid to executive officers are based on the executive's level of responsibility, experience in his role, and overall performance and condition of the Company and the economy at large.

The Company's Board is responsible for administration of the Company's 2001 Incentive Compensation Plan. Pursuant to the 2001 Incentive Compensation Plan, the Company has undertaken to pay incentive compensation to designated employees if it achieved certain adjusted pre-tax profit levels. The terms of the Company's 2001 Incentive Compensation Plan are generally consistent with the terms of incentive compensation plans adopted and approved by the Company for prior fiscal years. Pursuant to the Company's 2001 Incentive Plan, the Board of Directors awarded cash incentive compensation to certain non-union salaried employees of the Company, including Mr. Joseph J. Saker and Mr. Richard J. Saker. See "Executive Compensation - Summary Compensation Table."

The Stock Option Committee of the Board of Directors, which consists of its outside directors, administers the Company's 2001 Stock Incentive Plan. The 2001 Stock Incentive Plan enables the Company to grant stock-based and other forms of incentives, including stock options, stock appreciation rights, phantom stock, and restricted stock, among others. The Stock Option Committee may select from among these types of awards, and may combine different types of awards within individual grants, to establish individual grants affording long-term incentives, for the purpose of better aligning the interests of the Company's management with those of its shareholders. Based on its assessment of organizational roles and past and current contributions of key executive employees of the Company, the absence over a significant period of time of any equity incentive plan for such executive employees, and to provide a means of retaining and affording incentives to key executive employees, the Stock Option Committee granted awards to the Company's key executives and directors, whose types, terms, conditions, and quantities are set forth under "Option Grants and Exercises During Fiscal Year Ended November 3, 2001." The Stock Option Committee intends to continue this process in the future in order to further satisfy its objectives.

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000
(per person) on the amount of compensation that may be deducted by a public company in any year for compensation paid to each of a corporation's chief executive officer and the four other most highly compensated officers. Qualifying performance based compensation is not subject to the deduction limit if certain requirements are satisfied. The grant of options to the Named Officers in 2001 under the 2001 Plan does not qualify as performance based compensation. The exercise of these options could result in deductible compensation in excess of the limit imposed by Section 162(m). The Board of Directors may award compensation that may be non-deductible under Section 162(m) when, in the exercise of its business judgement, such award would be in the best interests of the Company. The Section 162(m) limitation has not yet had any effect upon the Company and its ability to deduct, for tax purposes, compensation paid to its Named Officers.

The Company's independent directors believe that the best interests of the Company and its shareholders are served by the Company's current compensation programs. The Board members will continue to review the Company's compensation plans periodically to determine what changes, if any, should be implemented to their structure, taking into account the Company's financial condition and performance.

Submitted by:  Charles T. Parton
               Albert A. Zager
               Robert H. Hutchins

PERFORMANCE ANALYSIS

Set forth below is a line graph comparing the cumulative total return of the Company, the AMEX Wholesale & Retail Trade Index, the Standard & Poor's 500 Composite Stock Price Index and the AMEX Composite Index for the five years commencing November 2, 1996 and ended November 3, 2001.

                         FOODARAMA SUPERMARKETS, INC.
                           PRICE PERFORMANCE GRAPH

[THE FOLLOWING TABLES WERE REPRESENTED BY A LINE GRAPH IN THE PRINTED
MATERIAL]

AMEX COMPOSITE
                1996       1997        1998       1999       2000        2001
             ---        ---         ---        ---        ---         ---
             568.72     675.75      645.41     800.80     909.30      824.20
             1.09       1.30        1.24       1.54       1.74        1.45
                  109         130        124        154         174   144.92
INDUSTRY (AMEX)
                1996       1997        1998       1999       2000        2001
             ---        ---         ---        ---        ---         ---
             199.49     245.86      233.07     247.94     165.20      127.19
             1.10       1.36        1.29       1.37       0.91        .64
                  110         136        129        137          91   63.76
FSM
                1996       1997        1998       1999       2000        2001
             ---        ---         ---        ---        ---         ---
             14.25      18.50       32.00      28.63      18.38       40.75
             1.18       1.53        2.64       2.36       1.52        2.86
                  118         153        264        236         152   285.96
S&P 500
                1996       1997        1998       1999       2000        2001
             ---        ---         ---        ---        ---         ---
             705.27     914.62      1098.67    1362.03    1429.40     1059.78
             1.21       1.57        1.89       2.34       2.46        1.50
                  121         157        189        234         246   150.27

FOODARAMA SUPERMARKETS, INC.  AND SUBSIDIARIES

CERTAIN TRANSACTIONS

(a)  Certain Business Relationships and Related Party Transactions

As required by the By-Laws of Wakefern Food Corporation ("Wakefern"), a retailer-owned food distribution corporation which provides purchasing, warehousing and distribution services to the Company as well as other retail supermarket chains, the obligations owed by the Company to Wakefern are personally guaranteed by Joseph J. Saker and Richard J. Saker. As of November 3, 2001 the Company was indebted to Wakefern in the amount of approximately $35,988,000 for current charges in the ordinary course of business. Wakefern presently requires each of its shareholders to invest up to $550,000 in Wakefern's non-voting capital stock for each store operated by it, computed in accordance with a formula based on the volume of such store's purchases from Wakefern. As of November 3, 2001, the Company had a 12.3% investment in Wakefern of $11,805,000. As a shareholder member of Wakefern, the Company earns a share of any annual Wakefern patronage dividend. The dividend is based on the distribution of operating profits on a pro rata basis in proportion to the dollar volume of business transacted by each member with Wakefern during each fiscal year. As of November 3, 2001, the Company was indebted in connection with an investment in Wakefern. The debt of $2,212,000 was non-interest bearing and payable in scheduled installments over a period of up to six years. Additional information with respect to the Company's relationship with Wakefern is contained in the Company's 2001 Annual Report on Form 10-K and in the notes to the Company's 2001 financial statements.

The Company also has an investment in Insure-Rite, Ltd., another company affiliated with Wakefern, of $953,000 as of November 3, 2001. Insure-Rite, Ltd. provides the Company with a portion of its liability insurance coverage. The Company paid $3,819,000 for such insurance coverage in fiscal 2001 and believes that such amount is comparable to the amount that would be charged by a similarly situated unaffiliated general liability and property insurer.

The Company leases from Joseph J. Saker, the Chairman of the Company, and his wife, doing business as Saker Enterprises, a 57,000 square foot supermarket in Freehold, New Jersey, under a lease expiring December 31, 2018. During the fiscal year ended November 3, 2001, the Company exercised options to extend the term of this lease to 2018 and received four new five-year extension options. The Company also leases from Saker Enterprises a 5,200 square foot garden center building and 5,000 square feet of yard area under a lease expiring December 31, 2003 and 9,000 square feet of space for its liquor store under a lease expiring December 31, 2003, both of which are located in the same shopping center as the supermarket. During the fiscal year ended November 3, 2001, an aggregate amount for rent (including taxes and insurance) of $919,000 was paid by the Company to Saker Enterprises for the supermarket, garden center and liquor store. The Company subleases from Wakefern a supermarket in East Windsor, New Jersey under a sublease expiring in 2008. The Company also subleases from Wakefern a supermarket in Marlboro,

New Jersey under a sublease expiring in 2006. During the fiscal year ended November 3, 2001, aggregate amounts for rent of $1,090,000 and $797,000 were paid by the Company to Wakefern for the East Windsor supermarket and the Marlboro supermarket, respectively. Upon expiration of these subleases, the underlying leases will be assigned to and assumed by the Company provided that certain conditions, which include the absence of defaults by the Company in its obligations to Wakefern and the Company's lenders, and the maintenance of a specified level of net worth, are satisfied. The term of the leases for the East Windsor and Marlboro supermarkets expire in 2018 and 2021, respectively.

During the fiscal year ended November 3, 2001, in connection with the stock repurchase program announced by the Company on June 8, 2001, the Company repurchased a total of 25,000 shares in privately negotiated sales by related parties. 7,000 of these shares were owned by the Estate of Mary Saker, of which the Company's Chairman, Joseph J. Saker, is a co-executor, and 18,000 shares were owned by Mr. Saker's three daughters, one of whom sold 3,000 shares to the Company at an average per share price of $34.50; the second of whom sold 5,000 shares to the Company at an average per share price of $35.50; and the third of whom sold 10,000 shares to the Company at an average per share price of $39.50.

During the fiscal year ended November 3, 2001, the Company utilized an entity, which is wholly-owned by the daughter of the Company's Chairman of the Board, to provide construction management services on several store renovations. The Company incurred $214,000 of construction management fees relating to services provided by this entity during the fiscal year ended November 3, 2001.

The Company believes that the terms of the foregoing transactions are comparable to those available for non-affiliated persons under similar circumstances.

(b)  Indebtedness of Management

During the fiscal year ended November 3, 2001 Joseph J. Saker, Chairman of the Company, prepaid indebtedness owed by him to the Company of $177,000. This amount, which was originally due in quarterly installments over a five-year period ending July 1, 2006, bore interest at 9% per annum.



                                 PROPOSAL 2:
            APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION
                      TO CLASSIFY THE BOARD OF DIRECTORS

At present, all of the Company's directors are elected at each annual meeting of shareholders for a term which expires at the next annual meeting of shareholders and until a successor is elected and qualified. Subsection (a) of Article Sixth of the Company's Restated Certificate of Incorporation dated May 15, 1970, as amended by Certificates of Amendment dated October 17, 1986, May 12, 1987, February 16, 1993, and May 20, 1996 (collectively, the "Certificate of Incorporation"), currently provides as follows:

      The number of directors of the corporation shall be fixed by, or in the manner provided in, its by-laws and may be altered from time to time in the manner provided therein or by amending the bylaws as therein provided, but in no case shall the number be less than three (3). The election of directors, the filling of vacancies on the Board of Directors including any new directorships, and the transaction of business of the corporation shall be done, conducted and accomplished in accordance with the bylaws of the corporation as they now exist or as they may be amended from time to time. A majority of the directors shall constitute a quorum for the transaction of business, unless the bylaws shall provide that a different number shall constitute a quorum, which in no case shall be less than one-third of the total number of directors, nor less than two directors.

The Company's by-laws currently provide that the Board of Directors may determine the number of directors, up to a maximum of eleven (11). Vacancies in the board may be filled by a vote of the remaining directors then in office, though less than a quorum, for the unexpired term.

Subject to shareholder approval, the Board of Directors proposes to amend Article Sixth(a) of the Certificate of Incorporation to provide for the classification of the Board of Directors into five classes of directors with staggered terms of office. Specifically, the Board of Directors proposes to amend subparagraph (a) of Article Sixth so that the existing text would be deleted in its entirety, and the following text would be inserted in lieu thereof:

      The number of directors of the Corporation shall be the number, not less than three (3) nor more than eleven (11), fixed from time to time by the Board of Directors. The Board of Directors shall be divided into five classes, designated Class I, Class II, Class III, Class IV and Class V, as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of shareholders, and in all cases as to each director until his successor shall be elected and shall qualify (except in cases where no successor is elected due to a reduction in the size of the Board) or until his earlier resignation, removal from office, death or incapacity. The initial term of office of directors of Class I shall expire at the annual meeting of shareholders in 2003; that of Class II shall expire at the annual meeting of shareholders in 2004; that of Class III shall expire at the annual meeting of shareholders in 2005; that of Class IV shall expire at the annual meeting of shareholders in 2006; and that of Class V shall expire at the annual meeting in 2007; and in all cases as to each director until his successor shall be elected and shall qualify (except in cases where no successor is elected due to a reduction in the size of the board) or until his earlier resignation, removal from office, death or incapacity. At each annual meeting of shareholders after 2002, the number of directors equal to the number of directors of the class whose term expires at the time of such meeting (or, if less, the number of directors properly nominated and qualified for election) shall be elected by a plurality vote of the shareholders to hold office until the fifth succeeding annual meeting of shareholders after their election and until their successors are elected and qualify.
      Additional directorships resulting from an increase in the number of directors shall be apportioned among the classes as equally as possible. Vacancies, including vacancies created by an increase in the size of the Board of Directors, shall be filled by the affirmative vote of a majority of the remaining Board of Directors, though less than a quorum, but any such director so elected shall hold office until the next succeeding annual meeting of shareholders. At such annual meeting, such director or a successor to such director shall be elected and qualified in the class to which such director is assigned to hold office for the term or remainder of the term of such class. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. Any such action of the Corporation's shareholders shall be undertaken by a vote of the shareholders at a meeting thereof and shall not be affected by written consent. The directors need not be residents of the State of New Jersey and the directors need not be shareholders of the Corporation. This subparagraph (a) of this Article Sixth shall not be amended, altered or repealed except by the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66-2/3%) of the combined voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

The proposed amendment to classify the Board of Directors provides that the directors will be classified into five classes, as nearly equal in number as possible. If the proposed amendment is approved by the shareholders and, thereafter, is filed with the Secretary of State of the State of New Jersey, the Company's Board of Directors will be classified into five classes. In that event, each of the directors elected at the Annual Meeting will continue to serve as a director, but the term of office for all such directors will no longer be one year. Instead, Class I directors will hold office until the 2003 annual meeting; Class II directors will hold office until the 2004 annual meeting; Class III directors will hold office until the 2005 annual meeting; Class IV directors will hold office until the 2006 annual meeting; and Class V directors will hold office until the 2007 annual meeting; and, in each case, until their successors are duly elected and qualify (except in cases where no successor is elected due to a reduction in the size of the Board), or until earlier resignation, removal from office, death or incapacity. At each annual meeting commencing with the 2003 annual meeting, a director elected to succeed a director in the class whose term expires will be elected for a five-year term so that the term of one class of directors will expire each year. Thus, after 2002, shareholders will elect only one-fifth (or, if one of the classes has more than one director, approximately one-fifth) of the directors at each annual meeting. Each director will serve until a successor is elected and qualified (except in cases where no successor is elected due to a reduction in the size of the Board), or until earlier resignation, removal from office, death or incapacity. Vacancies, including vacancies created by an increase in the size of the Board of Directors, shall be filled by the affirmative vote of a majority of the entire board. Directors appointed to fill a vacancy will hold office only until the next annual meeting of shareholders. At such next meeting, such director or a successor to such director shall be elected to the class to which such director is assigned to hold office for the term or the remainder of the term of such class. The Board of Directors presently has no plans, arrangements, commitments or understandings with respect to increasing or decreasing the size of the Board or any class of directors. Under the terms of the proposed amendment, the affirmative vote of the holders of not less than sixty-six and two-thirds percent (66-2/3%) of the combined voting power of the then-outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, would be required to amend, alter or repeal the provisions creating a classified Board of Directors that are described above.

If the nominees for election to the Board of Directors at the annual meeting are elected and the amendment to classify the Board of Directors is thereafter approved, then, upon the filing of the amendment with the Secretary of State of the State of New Jersey, Robert H. Hutchins will be a member of Class I and will hold office until the 2003 annual meeting; Albert
A. Zager will be a member of Class II and will hold office until the 2004 annual meeting; Charles T. Parton will be a member of Class III and will hold office until the 2005 annual meeting; Richard J. Saker will be a member of Class IV and will hold office until the 2006 annual meeting; and Joseph J. Saker will be a member of Class V and will hold office until the 2007 annual meeting. If any nominee is not elected at an annual meeting, then the person elected will become a member of the class of which the nominee would have been a member had he been elected. If the proposal to classify the Board of Directors is not approved, all of the directors elected at the 2002 annual meeting will serve for a one-year term to expire at the 2003 annual meeting.

For information regarding the nominees for election to the Board of Directors at the 2002 annual meeting, see "Election of Directors."

The Board of Directors believes that dividing the Board into five classes is advantageous to the Company and its shareholders. By providing that directors will serve five-year terms rather than one-year terms, the likelihood of continuity and stability in leadership and the policies formulated by the Board of Directors will be enhanced. Management believes that the staggered election of directors will promote continuity because only one-fifth of the directors will be subject to election each year.

The proposed amendment to classify the Board of Directors may extend the time required to effect a change in control of the Board of Directors and may discourage hostile take-over bids for the Company. Without a classified Board of Directors, a change in control of the Board can be made by shareholders holding a majority of the Company's shares at a single annual meeting. If the Company implements a classified Board of Directors, it may take at least three annual meetings for a majority of the shareholders to effect a change in control of the Board of Directors, because only a minority of the directors will be elected at each annual meeting. Under the New Jersey Business Corporation Act, shareholders of a corporation whose board of directors is classified are not entitled to remove a director without cause.

The adoption of the proposal to amend the Certificate of Incorporation may deter certain mergers, tender offers, proxy contests or other future takeover attempts which holders of some or even a majority of the outstanding Common Stock believe to be in their best interests, and may make removal of management more difficult even if such removal would be beneficial to shareholders generally. Not all takeovers or changes in control of the Board that are proposed and effected without prior consultation and negotiation with the incumbent Board are necessarily detrimental to the Company and its shareholders. However, the Board believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals.

The provisions for electing only one out of five classes of the Board annually, rather than the entire Board, will be applicable to every annual election of directors, and not just to any election occurring after a change in shareholder control of the Company. A classified Board could delay shareholders who do not support the policies of the Board of Directors from removing a majority of the Board for up to three years. This would be so even if the only reason for the attempted action by a shareholder was dissatisfaction with the policies of the current Board.

The proposed amendment to the Certificate of Incorporation contemplates that the affirmative vote of the holders of at least sixty-six and two-thirds (66-2/3%) of the combined voting power of the outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, will be required to amend, alter or repeal subparagraph (a) of Article Sixth (which provides for the classification of the Board of Directors). The 66-2/3% vote requirement will give the holders of a minority of the Company's voting power a veto power over changes to subparagraph (a) of Article Sixth, even if the holders of a majority of the voting power of the Company favored such changes. As a result, this requirement would hinder attempts by a shareholder with a majority of the voting power to alter or repeal the provisions that provide for a classified Board.

The proposal to amend the Certificate of Incorporation is not the result of any attempt to accumulate the Company's securities or to obtain control of the Company by means of a merger, tender offer, solicitation in opposition to management or otherwise, and the Company is not aware of any such effort.

If the proposed amendment to classify the Board is approved, the appropriate sections of the Company's Bylaws will be amended by the Board of Directors to conform to the Certificate of Incorporation.

Adoption of this proposed amendment requires the affirmative vote of two-thirds of the votes cast at the annual meeting by holders of Common Stock.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO AMEND THE CERTIFICATE OF INCORPORATION TO CLASSIFY THE BOARD OF DIRECTORS.

                                 PROPOSAL 3:
                         APPROVAL OF AMENDMENT TO THE
                          2001 STOCK INCENTIVE PLAN

On January 29, 2002, the Board of Directors approved, subject to shareholder approval, an amendment to the 2001 Stock Incentive Plan (the "2001 Plan") to increase the number of shares of the Company's Common Stock reserved for issuance thereunder from 150,000 to 215,000 shares, an increase of 65,000 shares. The Company is seeking shareholder approval of the amendment to the 2001 Plan as directed by the Board of Directors.

The Company's Board approved the 2001 Plan at its meeting on February 14, 2001, subject to approval by the Company's shareholders. The shareholders of the Company approved the 2001 Plan at their annual meeting on April 4, 2001, and the 2001 Plan became effective as of that date. The general nature and purpose of the 2001 Plan is to enhance the ability of the Company to attract and retain the services of employees and other persons who have made or are expected to make significant contributions to the business of the Company and its subsidiaries by providing such persons with an opportunity to acquire shares of the Company's common stock, or receive other stock-based awards.

Options to purchase 107,500 shares of Common Stock and 11,000 Units have been granted under the 2001 Plan. Accordingly, at present, there are only 31,500 shares remaining available for stock options and other stock-based awards to be granted under the 2001 Plan. The Company currently has no other stock option plans that have shares available for the grant of stock options and other stock-based awards to officers, employees and directors. The Board considers that an increase in the number of shares available for stock options and other stock-based awards to be granted under the 2001 Plan is necessary to fulfill the purposes that the Company seeks to achieve with the 2001 Plan. The shareholders will be asked at the Annual Meeting to adopt and approve the amendment to increase the number of shares of the Company's Common Stock reserved for issuance under the 2001 Plan.

Adoption of this proposed amendment requires the affirmative vote of a majority of the votes cast at the annual meeting by holders of Common Stock.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL TO AMEND THE 2001 STOCK OPTION PLAN.

In their capacity as members of the Company's Board of Directors, Messrs. Joseph J. Saker and Richard J. Saker abstained from voting on the amendment to the 2001 Plan inasmuch as each will be eligible to participate in the 2001 Plan. In their capacity as proxies, Messrs. Joseph J. Saker and Richard J. Saker intend to vote the proxies held by them in favor of the proposal, unless otherwise directed. Amendment of the 2001 Plan requires the affirmative vote, in person or by proxy, of a majority of the shares of Foodarama Supermarkets, Inc. Common Stock present and entitled to vote at the Annual Meeting.

SUMMARY OF MATERIAL PROVISIONS OF THE 2001 PLAN

Set forth below is a discussion of the material terms of the 2001 Plan. Such discussion is qualified by reference to the full text of the 2001 Plan. The Company will furnish without charge a copy of the 2001 Plan to any shareholder of the Company upon receipt of a request for a copy of the 2001 Plan. Requests may be directed to the Company's Chief Financial Officer at Foodarama Supermarkets, Inc., 922 Highway 33, Building 6 Suite 1, Freehold, New Jersey 07728.

DURATION AND ADMINISTRATION OF THE 2001 PLAN

The 2001 Plan is administered by a committee of the Board (the "Stock Option Committee" or the "Administrator"). Currently, the Company's independent board members, Messrs. Parton, Zager and Hutchins, comprise the Stock Option Committee. Subject to the provisions of the 2001 Plan, the Administrator has plenary authority to grant stock options, stock appreciation rights, restricted or non-restricted stock, so-called "phantom stock," and other performance awards (collectively, "Awards") and, among other things, the authority to determine, amend or waive the terms and conditions of any Awards granted, including, but not limited to, the exercise price, the number of shares of Common Stock to be covered by each Award, including substitution or adjustment, and the exercisability thereof.

The Administrator selects the Participants and determines the number of shares of Common Stock to be subject to each Award. In making such determination, the duties and responsibilities of the officer, employee, director or consultant, the value of his or her services, his or her present and potential contribution to the success of the Company and other relevant factors are taken into account.

Number of Shares. Currently, the 2001 Plan provides for the issuance of up to 150,000 shares of Foodarama Supermarkets, Inc. Common Stock (subject to anti-dilution adjustment). The effect of the proposed amendment would be to increase the number of shares issuable under the 2001 Plan, or grants based on shares reserved for issuance under the Plan, by 65,000 shares, to 215,000 shares. The maximum number of shares of Common Stock that may be covered by the Awards granted to any one Participant for the life of the 2001 Plan shall be equal to one-third of the shares reserved for issuance under the 2001 Plan.

TYPES OF AWARDS AND CERTAIN TERMS AND CONDITIONS

The types of Awards that the Administrator may grant under the 2001 Plan are stock options, stock appreciation rights, restricted and non-restricted stock awards, phantom stock, performance awards, other stock grants or any combination of these Awards. The 2001 Plan provides that all Awards are to be evidenced by written agreements containing the terms and conditions of the Award ("Agreement"). The Administrator may not amend or discontinue any outstanding Awards without the consent of the holder of the Award ("Holder") if such action would adversely affect the rights of the Holder.

Stock Options. The Administrator may grant incentive stock options meeting the requirements of Section 422 of the Code ("ISO's") and non-qualified options ("NSO's") under the 2001 Plan. The Administrator determines the exercise price of any option granted under the 2001 Plan. Stock options are exercisable at such times as the Administrator determines.

Conditions of Stock Options. Stock options granted under the 2001 Plan are subject to the following conditions:

a) Eligibility. The 2001 Plan provides that NSO's may be granted to officers, employees, directors (employee and non-employee) and consultants of the Company. ISO's may be granted only to employees of the Company.

b) Exercise Price: The Administrator determines the exercise price of options to purchase shares of Common Stock. However, the exercise price of an ISO must not be less than 100% (110%, if issued to a 10% shareholder) of the fair market value of the Common Stock on the date the option is granted. The exercise price of an NSO shall be determined by the Administrator. The fair market value of a share of Common Stock shall be the closing sale price for such Common Stock as quoted on the

    American Stock Exchange or other national exchange or NASDAQ on which the Common Stock may be listed on the date of grant.

c) Termination of Options. Excluding ISO's issued to 10% shareholders, options granted under the 2001 Plan expire on the date set forth in the Agreement (not to exceed ten years from the date of grant in the case of ISO's). ISO's granted to 10% shareholders expire five years from the date of grant (or such shorter period set forth for the ISO in the Agreement). No option may be exercised by any person after the expiration of its term.

d) Form of Consideration. The option price of any stock option shall be paid in full in cash or such other form of consideration as the Administrator may specify, including delivery of Common Stock.

e) Exercise of the Option. Each Agreement will specify the term of the option and the date when the option is to become exercisable. The terms and dates of such vesting are determined by the Administrator. Stock options may be exercised in whole, at any time, or in part, from time to time, during the option term by giving written notice of intent to exercise to the Company specifying the number of shares of Common Stock subject to the stock option to be purchased. If the Administrator provides that any stock option is exercisable only in installments, the Administrator may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Administrator may determine. In addition, the Administrator may, in whole or in part, accelerate the exercisability of any stock option.

f) Declining Market Price. If the fair market value of the Company's Common Stock declines below the exercise price of outstanding options, the Administrator may adjust or reduce the exercise price or cancel and re-grant any such option.

g) Termination of Employment. The Administrator shall establish and set forth in each instrument that evidences an option whether the option will continue to be exercisable, and the terms and conditions of such exercise, if an optionee ceases to be employed by, or to provide services to, the Company, which provisions may be waived or modified by the Administrator at any time.

h) Transferability. Each NSO granted pursuant to the 2001 Plan, unless otherwise provided in the applicable Agreement, shall not be transferable except by will or the laws of descent and distribution. Each ISO shall not be transferable except by will or the laws of descent and distribution. A stock option shall be exercisable, during the optionee's lifetime, only by the optionee or by the guardian or legal representative of the optionee, or by a transferee if a transfer is permitted, it being understood that the terms "holder" and "optionee" include the guardian and legal representative of the optionee named in the applicable option agreement and any person to whom the stock option is transferred by will or the laws of descent and distribution or as otherwise permitted pursuant to the specific option agreement.

i) Participant Loans. The Administrator may in its discretion authorize the Company to (i) lend an optionee an amount equal to such portion of the exercise price of an option as the Administrator may determine; or

    (ii) guarantee a loan obtained by an optionee from a third-party for the purpose of tendering such exercise price. The terms and conditions of any loan or guarantee, including the term, interest rate, whether the loan is with recourse against the optionee and any security interest thereunder, shall be determined by the Administrator, except that no extension of credit or guarantee shall obligate the Company for an amount to exceed the lesser of (a) the aggregate fair market value on the date of exercise, less the par value of the shares of Common Stock to be purchased upon the exercise of the stock option, and (b) the amount permitted under applicable laws or the regulation and rules of the Federal Reserve Board and any other governmental agency having jurisdiction.

Currently, the Company's loan agreement prohibits loans to employees in excess of an aggregate of $50,000.

Stock Appreciation Rights. The Administrator may grant stock appreciation rights in connection with the grant of a stock option, which stock appreciation rights shall be exercisable at such times and subject to such conditions or restrictions as the Administrator may determine. Upon exercise of a stock appreciation right by a Holder, the Holder is entitled to receive the excess of the fair market value of one share of the Company's Common Stock on the date of exercise over the fair market value of one share of the Common Stock on the date of grant. The payment may be made in cash or shares of the Company's Common Stock, or other form of payment, as determined by the Administrator.

Stock Awards and Phantom Stock. The Administrator may grant Awards in the form of restricted or non-restricted shares ("Stock Award"). The Administrator may also grant phantom stock subject to such restrictions and terms and conditions as the Administrator may impose. Stock Award shares granted under the 2001 Plan will be evidenced in such a way as the Administrator may deem appropriate, including book entry registration or issuance of one or more certificates (which may bear appropriate legends referring to the terms, condition and restriction applicable to such Award). The Administrator may require that any such certificates be held in custody by the Company until any restrictions thereon shall have lapsed. A Stock Award may be issued in exchange for any consideration that the Administrator may deem appropriate in each individual instance.

The Administrator may from time to time grant Awards to eligible Participants denominated in stock-equivalent units ("Phantom Stock") in such amounts and on such terms and conditions as it shall determine. Phantom Stock units granted to a Participant shall be credited to a bookkeeping reserve account solely for accounting purposes and shall not require a segregation of any of the Company's assets. An Award of Phantom Stock may be settled in any consideration that the Administrator may deem appropriate in each individual instance.

Performance Awards. A performance award will entitle the Holder to receive payments upon the achievement of specified performance goals. The Administrator will determine the terms and conditions of a performance award, including the performance goals to be achieved during the performance period, the length of the performance period and the amount and form of payment of the performance award.

Other Stock Grants. The Administrator may otherwise grant shares of Common Stock as it deems to be consistent with the purpose of the 2001 Plan. The Administrator will determine the terms and conditions of such other Common Stock grants.

Adjustment Upon Changes in Capitalization. If there is any change in the Common Stock subject to the 2001 Plan or an Agreement through merger, consolidation, reorganization, reincorporation, stock split, stock dividend or other change in the capital structure of the Company ("Triggering Event"), appropriate adjustments shall be made by the Administrator in order to preserve, but not to increase, the benefits to the individual, including adjustments to the aggregate number, kind and price per share of shares subject to the 2001 Plan or Agreement.

Change of Control. In the event of a Triggering Event such as a third party acquisition of the Company through the purchase of all or substantially all of the Company's assets, a merger or other business combination, if so provided in applicable Agreements, the unexercised portion of outstanding options will vest and become immediately exercisable; the restrictions applicable to any outstanding Stock Award shall lapse and the Common Stock relating to such Award shall become free of all restrictions and become fully vested and transferable to the extent of the original grant; all outstanding repurchase rights of the Company with respect to any outstanding Awards shall terminate; and, outstanding Awards shall be subject to any agreement of merger or reorganization entered into in connection with such Triggering Event.

In the absence of any agreement of merger or reorganization entered into in connection with such Triggering Event, each share of Common Stock subject to an outstanding Award shall be settled for the higher of the (i) the highest reported sale price reported on the American Stock Exchange or other national securities exchange on which such shares are listed or on NASDAQ, during the 60-day period prior to and including the date of a Triggering Event, or (ii) if the Triggering Event is the result of a tender or exchange offer or other corporate transaction (a "Corporate Transaction"), the highest price per share of Common Stock paid in such Corporate Transaction, (collectively the "Triggering Event Price") (less to the extent applicable, the per share exercise price), or, if the per share exercise price equals or exceeds the Triggering Event Price, the outstanding Award shall terminate and be canceled.

Amendment and Termination of the 2001 Plan. The Board of Directors may at any time amend or terminate the 2001 Plan as it deems advisable; provided that such amendment or termination complies with all applicable requirements of state and federal law, including any applicable requirement that the 2001 Plan or an amendment to the 2001 Plan be approved by the Company's shareholders. No Award may be granted or any stock issued under the 2001 Plan, and no amendment or termination of the 2001 Plan shall, without the affected individual's consent, alter or impair any rights or obligations under any Award previously granted under the 2001 Plan. The 2001 Plan shall terminate in February 2011 unless previously terminated by the Board.

FEDERAL TAX INFORMATION

Stock Options. Awards granted under the 2001 Plan may be either ISO's, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the

"Code"), or NSO's. An optionee who is granted an ISO will not recognize taxable income either at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercise of the option, any gain or loss will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or exchange equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short-term capital gain or loss, depending on the holding period. The Company will be entitled to a deduction in the same amount as the ordinary income recognized by the optionee.

Any option which does not qualify as an ISO is referred to as a NSO. An optionee will not recognize any taxable income at the time he is granted a NSO. However, upon its exercise, the optionee will recognize taxable income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. The Company will be entitled to a tax deduction for any taxable income recognized in connection with an option exercised by an optionee who is also an employee of the Company in the same amount as the ordinary income recognized by the optionee. Any such deduction with regard to an optionee who is a Named Officer may be subject to limitations which may be imposed by Section 162(m) of the Code. Upon disposition of such shares by the optionee, any difference between the sales price and the optionee's purchase price, to the extent not recognized as taxable income as described above, will be treated as long-term or short-term capital gain or loss, depending on the holding period.

Stock Appreciation Rights. A Participant who is granted a SAR recognizes no income upon the grant thereof. At the time of exercise, the Participant will recognize compensation income equal to any cash received and the fairmarket value of any Common Stock received. A Participant who receives shares of Common Stock, and who is subject to the provisions of Section 16(b) of the Exchange Act, will recognize income based upon the fair market value of the Common Stock six months after the date of receipt thereof, unless he or she makes an election under Section 83(b) of the Code. This income is subject to income and employment tax withholding. The Company is entitled to an income tax deduction corresponding to the ordinary income recognized by the Participant.

Stock Awards in Restricted and Non-Restricted Shares. A recipient of restricted shares will not recognize any taxable income for Federal income tax purposes in the year of the Award, provided the shares are subject to restrictions (that is, they are nontransferable and subject to a substantial risk of forfeiture). If a recipient is subject to Section 16(b) of the Exchange Act on the date of the Award, the shares generally will be deemed to be subject to restrictions (in addition to the restrictions imposed by the Award) for at least six months following the date of the Award. However, the recipient may elect under Section 83(b) of the Code to recognize compensation income in the year of the Award in an amount equal to the fair market value of the shares on the date of the Award, determined without regard to the restrictions. If the recipient does not make a Section 83(b) election or receives non-restricted shares, the fair market value of the shares on the date the restrictions lapse or on the date of the Award, respectively, will be treated as compensation income to the recipient and will be taxable in the year the restrictions lapse or date of the Award. The Company generally will be entitled to a deduction for compensation in the same amount treated as compensation income to the Participant.

Performance Award Shares. A Participant who receives Performance Award shares will not recognize any taxable income for Federal income tax purposes upon receipt of the Award. Any cash or shares of Common Stock received pursuant to the Award will be treated as compensation income received by the Participant generally in the year in which the Participant receives such cash or shares of Common Stock. If Performance Award shares and the Participant are subject to Section 16(b) of the Exchange Act on the date of receipt of such shares, the Participant generally will not recognize compensation income until the expiration of six months from the date of receipt, unless the Participant makes an election under Section 83(b) of the Code to recognize compensation income on the date of receipt. In each case, the amount of compensation income will equal the amount of cash and the fair market value of the shares of Common Stock on the date compensation income is recognized. The Company generally will be entitled to a deduction for compensation paid in the same amount treated as compensation income to the Participant.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON OPTIONEES AND THE COMPANY WITH RESPECT TO THE SHARES PURCHASED UNDER THE 2001 PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND REFERENCE SHOULD BE MADE TO THE APPLICABLE PROVISIONS OF THE CODE. IN ADDITION, THIS SUMMARY DOES NOT DISCUSS THE TAX CONSEQUENCES OF THE PARTICIPANT'S DEATH OR THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

The market value of the Company's Common Stock as of [THE LATEST PRACTICABLE DATE] was $____________.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS ISSUED UNDER THE 2001 PLAN

Grantees                                                   Options/SARS Granted
---------------------------------------------------------- --------------------

Joseph J. Saker                                                     50,000
    Chairman and Chief Executive Officer
Richard J. Saker                                                    50,000
    President, Chief Operating Officer and Secretary
Michael Shapiro                                                      1,000
    Senior Vice President, Chief Financial Officer and
    Treasurer
Carl L. Montanaro                                                    1,000
    Senior Vice President, Sales and Merchandising
Emory A. Altobelli (1)                                               1,000
    Senior Vice President, Corporate Subsidiaries and
    Services
All Executive Officers as a Group (7 persons) (1)                  104,750
All Directors (non-executive officers) as a Group (3                 3,000
persons) (2)
Albert A. Zager, Nominee for Director                                1,000

Charles T. Parton, Nominee for Director                              1,000
Robert H. Hutchins, Nominee for Director                             1,000
All Employees (not executive officers) as a Group (18               10,750
persons) (3)
-------------------
(1) Includes 250 Units, which correspond to the value of the Company's Common Stock.
(2) Includes options issued to nominees for director who are not executive officers of the Company.
(3) Represents the issuance of Units under the 2001 Plan, which correspond to the value of the Company's common stock.



INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The firm of Amper, Politziner & Mattia P.A., Independent Certified Public Accountants, was retained as auditors to the Company for the year ended November 3, 2001, as recommended by the Audit Committee. The selection of the independent public accountants for the Company is made by the Board of Directors. A representative of Amper, Politziner & Mattia P.A. will be present at the Annual Meeting to make a statement, if desired, and to respond to appropriate questions.

ANNUAL REPORT

The Company's Annual Report to shareholders for the fiscal year ended November 3, 2001, including financial statements, which Annual Report is not part of this proxy solicitation material, is being mailed to shareholders with the proxy solicitation.

OTHER BUSINESS

Management is not aware at this time of any other matters to be presented for action. If, however, any other matters properly come before the Annual Meeting, unless otherwise directed, the persons named in the proxy intend to vote in accordance with their judgment on the matters presented.

PROXY SOLICITATION

The cost of solicitation of proxies will be borne by the Company. Such solicitation will be made by mail and may also be made by the Company's directors, officers, or regular employees personally or by telephone or telegraph. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners of shares and will be reimbursed by the Company for their reasonable expenses. The Company does not expect to pay any compensation to third parties for the solicitation of proxies unless such solicitation has been requested by the Company.

SHAREHOLDER PROPOSALS

A shareholder of the Company who wishes to present a proposal for action at the Company's 2003 annual meeting of shareholders must submit such proposal to the Company and such proposal must be received by the Company by November 4, 2002.

ANNUAL REPORT ON FORM 10-K

On written request, the Company will provide without charge to each record or beneficial holder of the Company's Common Stock, a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the fiscal year ended November 3, 2001. Requests should be addressed to Mr. Joseph C. Troilo, Senior Vice President--Financial Administration, Foodarama Supermarkets, Inc., 922 Highway 33, Building 6, Suite 1, Freehold, New Jersey 07728.

                                    By Order of the Board of Directors,

                                    /S/
Howell, New Jersey                  Richard J. Saker,
March 5, 2002                       Secretary

                         APPENDIX TO PROXY STATEMENT

                         FOODARAMA SUPERMARKETS, Inc.

                          2001 STOCK INCENTIVE PLAN

                         Foodarama Supermarkets, Inc.
                        2001 STOCK INCENTIVE PLAN

1.ESTABLISHMENT AND PURPOSE.
  -------------------------

Foodarama Supermarkets, Inc. 2001 Stock Incentive Plan (the "Plan") is established by Foodarama Supermarkets, Inc. and its present and future Subsidiary corporations (collectively the "Company" unless otherwise expressly provided herein) to attract and retain persons eligible to participate in the Plan; motivate Participants to achieve long-term Company goals; promote continuity of management; and further align Participants' interests with those of the Company's other shareholders. This Plan was adopted as of February 14, 2001 by the Board of Directors of the Company, and was approved as of April 4, 2001 by the Company's shareholders. Unless this Plan is discontinued earlier by the Board as provided herein, no Award shall be granted hereunder on or after the date 10 years after the Effective Date.

Certain terms used herein are defined as set forth in Section 10.

2.ADMINISTRATION; ELIGIBILITY.
  ---------------------------

This Plan shall be administered by a Committee; provided, however, that, if at any time no Committee shall be in office, this Plan shall be administered by the Board. As used herein, the term "Administrator" means the Board or any Committee administering this Plan.

The Administrator shall have plenary authority to grant Awards pursuant to the terms of this Plan to Eligible Individuals. Participation shall be limited to such persons as are selected by the Administrator. Awards may be granted as alternatives to, in exchange or substitution for, or replacement of, Awards outstanding under this Plan or awards outstanding under any other plan or arrangement of the Company or any Subsidiary or Affiliate (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or any Subsidiary or Affiliate). The provisions of Awards need not be the same with respect to each Participant.

Among other things, the Administrator shall have the authority, subject to the terms of this Plan:

        (a) to select the Eligible Individuals to whom Awards may from time to time be granted;

        (b) to determine whether and to what extent Awards, including but not limited to Stock Options, Stock Appreciation Rights, Restricted or Non-Restricted Stock Awards ("Stock Awards"), Phantom Stock and Performance Awards or any combination thereof, are to be granted hereunder;

        (c) to determine the number of shares of Stock to be covered by each Award granted hereunder;

        (d)  to approve forms of Agreement for use under this Plan ;

        (e) to determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder (including, but not limited to, the option price, any vesting restriction or limitation, any vesting acceleration or forfeiture waiver and any right of repurchase, right of first refusal or other transfer restriction regarding any Award and the shares of Stock relating thereto, based on such factors or criteria as the Administrator shall determine);

        (f) subject to Section 8(a) to modify, amend or adjust the terms and conditions of any Award, at any time or from time to time, including, but not limited to, with respect to (i) performance goals and targets applicable to performance-based Awards pursuant to the terms of this Plan and (ii) extension of the post-termination exercisability period of Stock Options;

        (g) to determine to what extent and under what circumstances Stock and other amounts payable with respect to an Award shall be deferred;

        (h)  to determine the Fair Market Value; and

        (i) to determine the type and amount of consideration to be received by the Company for any Stock Award issued under Section 6.

The Administrator shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan as it shall, from time to time, deem advisable, to interpret the terms and provisions of this Plan and any Award issued under this Plan (and any Agreement relating thereto) and to otherwise supervise the administration of this Plan.

Except to the extent prohibited by applicable law, the Administrator may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person or persons selected by it. Any such allocation or delegation may be revoked by the Administrator at any time. The Administrator may authorize any one or more of its members or any officer of the Company to execute and deliver documents on behalf of the Administrator.

Any determination made by the Administrator or any appropriately delegated officer pursuant to the provisions of this Plan with respect to any Award shall be made in the sole discretion of the Administrator or such officer at the time of the grant of the Award or, unless in contravention of any express term of this Plan, at any time thereafter. All decisions made by the Administrator or any appropriately delegated officer pursuant to the provisions of this Plan shall be final and binding on all persons, including the Company and Participants.

No member of the Administrator, and no officer of the Company, shall be liable for any action taken or omitted to be taken by such individual or by any other member of the Administrator or officer of the Company in connection with the performance of duties under this Plan, except for such individual's own willful misconduct or as expressly provided by law.

3.STOCK SUBJECT TO PLAN.
  ---------------------

Subject to adjustment as provided in this Section 3, the aggregate number of shares of Stock which may be delivered under this Plan shall not exceed one hundred fifty thousand (150,000) shares of Stock. Stock issuable pursuant to the Plan may be authorized and unissued shares of Stock or shares of Stock held in treasury by the Company.

To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary thereof because the Award expires, is forfeited, canceled or otherwise terminated, or the shares of Stock are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under this Plan.

Subject to adjustment as provided in this Section 3, the maximum number of shares of Stock that may be covered by Stock Options, Stock Appreciation Rights, Stock Awards, Phantom Stock and Performance Awards in the aggregate, granted to any one Participant for the life of the Plan shall be equal to one-third (1/3) of the shares reserved for delivery under the Plan (50,000 shares as of the date of the adoption of the plan), or as otherwise determined by the Board.

In the event of any Company stock dividend, stock split, combination or exchange of shares, recapitalization or other change in the capital structure of the Company, corporate separation or division of the Company (including, but not limited to, a split-up, spin-off, split-off or distribution to Company shareholders other than a normal cash dividend), sale by the Company of all or a substantial portion of its assets (measured on either a stand-alone or consolidated basis), reorganization, rights offering, partial or complete liquidation, or any other corporate transaction, Company share offering or other event involving the Company and having an effect similar to any of the foregoing, the Administrator may make such substitution or adjustments in the (a) number and kind of shares that may be delivered under this Plan, (b) additional maximums imposed in the immediately preceding paragraph, (c) number and kind of shares subject to outstanding Awards, (d) exercise price of outstanding Stock Options and Stock Appreciation Rights and
(d) other characteristics or terms of the Awards as it may determine appropriate in its sole discretion to equitably reflect such corporate transaction, share offering or other event; provided, however, that the number of shares subject to any Award shall always be a whole number.

4.STOCK OPTIONS.
  -------------

Stock Options may be granted alone or in addition to other Awards granted under this Plan and may be of two types: Incentive Stock Options and Non-Qualified Stock Options. Any Stock Option granted under this Plan shall be in such form as the Administrator may from time to time approve.

The Administrator shall have the authority to grant any Participant Incentive Stock Options, Non-Qualified Stock Options or both types of Stock Options (in each case with or without Stock Appreciation Rights). Incentive Stock Options may be granted only to employees of the Company or any Subsidiary of the Company. To the extent that any Stock Option is not designated as an Incentive Stock Option or, even if so designated, does not qualify as an Incentive Stock Option, it shall constitute a Non-Qualified Stock Option. Incentive Stock Options may be granted only within 10 years from the date this Plan is adopted, or the date this Plan is approved by the Company's shareholders, whichever is earlier.

Stock Options shall be evidenced by option Agreements, each in a form approved by the Administrator. An option Agreement shall indicate on its face whether it is intended to be an Agreement for an Incentive Stock Option or a Non-Qualified Stock Option. The grant of a Stock Option shall occur as of the date the Administrator determines.

Anything in this Plan to the contrary notwithstanding, no term of this Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Optionee affected, to disqualify any Incentive Stock Option under Section 422 of the Code.

Stock Options granted under this Section 4 shall be subject to the following terms and conditions and shall contain such additional terms and conditions as the Administrator shall deem desirable:

       (a) Exercise Price. The exercise price per share of Stock purchasable under a Stock Option shall be determined by the Administrator.
            If the Stock Option is intended to qualify as an Incentive Stock Option, the exercise price per share shall be not less than the Fair Market Value per share on the date the Stock Option is granted, or if granted to an individual who is a Ten Percent Holder, not less than 110% of such Fair Market Value per share.

       (b) Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Incentive Stock Option shall be exercisable more than 10 years (or five years in the case of an individual who is a Ten Percent Holder) after the date the Incentive Stock Option is granted.

       (c) Exercisability. Except as otherwise provided herein, Stock Options shall be exercisable at such time or times, and subject to such terms and conditions, as shall be determined by the Administrator. If the Administrator provides that any Stock
            Option is exercisable only in installments, the Administrator may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Administrator may determine. In addition, the Administrator may at any time, in whole or in part, accelerate the exercisability of any Stock Option.

       (d) Method of Exercise. Subject to the provisions of this Section 4, Stock Options may be exercised, in whole at any time or in part from time to time during the option term by giving written notice of intent to exercise to the Company specifying the number of shares of Stock subject to the Stock Option to be purchased.

            The option price of any Stock Option shall be paid in full in cash (by certified or bank check or such other instrument as the Company may accept) or, unless otherwise provided in the applicable option Agreement, by one or more of the following: (i) in the form of unrestricted Stock already owned by the Optionee (or, in the case of the exercise of a Non-Qualified Stock Option, Restricted Stock (as defined in Section 6 hereof) subject to a Stock Award hereunder) based in any such instance on the Fair Market Value of the Stock on the date the Stock Option is exercised; (ii) by certifying ownership of shares of Stock owned by the Optionee to the satisfaction of the Administrator for later delivery to the Company as specified by the Company; (iii) by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Stock Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise; or (iv) by any combination of cash and/or any one or more of the methods specified in clauses (i), (ii) and (iii). Notwithstanding the foregoing, a form of payment shall not be permitted to the extent it would cause the Company to recognize a compensation expense (or additional compensation expense) with respect to the Stock Option for financial reporting purposes.

            If payment of the option exercise price of a Non-Qualified Stock Option is made in whole or in part in the form of Restricted Stock, the number of shares of Stock to be received upon such exercise equal to the number of shares of Restricted Stock used for payment of the option exercise price shall be subject to the same forfeiture restrictions to which such Restricted Stock was subject, unless otherwise determined by the Administrator.

            No shares of Stock shall be issued upon exercise of a Stock Option until full payment therefor has been made. Upon exercise of a Stock Option (or a portion thereof), the Company shall have a reasonable time to issue the Stock for which the Stock Option has been exercised, and the Optionee shall not be treated as a shareholder for any purposes whatsoever prior to such issuance. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date such Stock is recorded as issued and transferred in the Company's official shareholder records, except as otherwise provided herein or in the applicable option Agreement.

        (e) Transferability of Stock Options. Except as otherwise provided in the applicable Agreement, a Non-Qualified Stock Option shall not be transferable except by will or the laws of descent and distribution. An Incentive Stock Option also shall not be transferable except by will or the laws of descent and distribution. A Stock Option shall be exercisable, during the Optionee's lifetime, only by the Optionee or by the guardian or legal representative of the Optionee or assignee, if permitted, it being understood that the terms "Holder" and "Optionee" include the guardian and legal representative of the Optionee named in the applicable Agreement and any person to whom the Stock Option is transferred by will or the laws of descent and distribution or as otherwise permitted. Notwithstanding the foregoing, references herein to the termination of an Optionee's employment or provision of services shall mean the termination of employment or provision of services of the person to whom the Stock Option was originally granted.

        (f) Termination by Death. Unless otherwise provided in the applicable option Agreement, if an Optionee's employment or provision of services terminates by reason of death, any Stock Option held by such Optionee shall become immediately exercisable in full and shall terminate upon the earlier to occur of (i) the expiration of the period of one (1) year after the date of such Participant's death and (ii) the expiration of the stated term of such Option. In the event of termination of employment or provision of services due to death, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

        (g) Termination by Reason of Disability. Unless otherwise provided in the applicable option Agreement, if an Optionee's employment or provision of services terminates by reason of Disability, any Stock Option held by such Optionee shall become immediately exercisable in full and shall terminate upon the earlier to occur of (i) the expiration of the period of ninety (90) days after the date of such Disability and (ii) the expiration of the stated term of such Option; provided, however, that if the Optionee dies within such period, an unexercised Stock Option held by such Optionee shall, notwithstanding the expiration of such period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of 90 days from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is shorter. In the event of termination of employment or provision of services by reason of Disability, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of
            Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

        (h) Termination by Reason of Retirement. Unless otherwise provided in the applicable option Agreement, if an Optionee's employment or provision of services terminates by reason of Retirement, any Stock Option held by such Optionee shall become immediately exercisable in full and shall terminate upon the earlier to occur of (i) the expiration of the period of ninety days after the date of such Retirement and (ii) the expiration of the stated term of such Option; provided, however, that if the Optionee dies within such period, any unexercised Stock Option held by such Optionee shall, notwithstanding the expiration of such period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of 90 days from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is shorter. In the event of termination of employment or provision of services by reason of Retirement, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

        (i) Other Termination. Unless otherwise provided in the applicable option Agreement, if an Optionee's employment or provision of services terminates for any reason other than death, Disability or Retirement, any Stock Option held by such Optionee shall thereupon terminate; provided, however, that, if such termination of employment or provision of services is involuntary on the part of the Optionee and without Cause, such Stock Option, to the extent then exercisable, or on such accelerated basis as the Administrator may determine, may be exercised for the lesser of 30 days from the date of such termination of employment or provision of services or the remainder of such Stock Option's term, and provided, further, that if the Optionee dies within such period, any unexercised Stock Option held by such Optionee shall, notwithstanding the expiration of such period, continue to be exercisable to the extent to which it was exercisable at the time of death for a period of 90 days from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is shorter. In the event of termination of employment or provision of services for any reason other than death, Disability or Retirement, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option will thereafter be treated as a Non-Qualified Stock Option.

        (j) Participant Loans. The Administrator may in its discretion authorize the Company to:

            (i) lend to an Optionee an amount equal to such portion of the exercise price of a Stock Option as the Administrator may determine; or

            (ii) guarantee a loan obtained by an Optionee from a third-party for the purpose of tendering such exercise price.

            The terms and conditions of any loan or guarantee, including the term, interest rate, whether the loan is with recourse against the Optionee and any security interest thereunder, shall be determined by the Administrator, except that no extension of credit or guarantee shall obligate the Company for an amount to exceed the lesser of (A) the aggregate Fair Market Value on the date of exercise, less the par value, of the shares of Stock to be purchased upon the exercise of the Stock Option, and (B) the amount permitted under applicable laws or the regulations and rules of the Federal Reserve Board and any other governmental agency having jurisdiction.

5.STOCK APPRECIATION RIGHTS.
  -------------------------

Stock Appreciation Rights may be granted in conjunction with all or part of any Stock Option granted under this Plan. In the case of a Non-Qualified

Stock Option, such rights may be granted either at or after the time of grant of such Stock Option. In the case of an Incentive Stock Option, such rights may be granted only at the time of grant of such Stock Option. A Stock Appreciation Right shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Option.

A Stock Appreciation Right may be exercised by an Optionee in accordance with this Section 5 by surrendering the applicable portion of the related Stock Option in accordance with procedures established by the Administrator. Upon such exercise and surrender, the Optionee shall be entitled to receive an amount determined in the manner prescribed in this Section 5. Stock Options which have been so surrendered shall no longer be exercisable to the extent the related Stock Appreciation Rights have been exercised.

Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined by the Administrator, including the following:

        (i) Stock Appreciation Rights shall be exercisable only at such time or times and to the extent that the Stock Options to which they relate are exercisable in accordance with the
               provisions of Section 4 and this   Section 5.

        (ii) Upon the exercise of a Stock Appreciation Right, an Optionee shall be entitled to receive an amount in cash, shares of Stock or both equal in value to the excess of the Fair Market Value of one share of Stock over the exercise price per share specified in the related Stock Option, multiplied by the number of shares in respect of which the Stock Appreciation Right shall have been exercised, with the Administrator having the right to determine the form of payment.

        (iii) A Stock Appreciation Right shall be transferable only to, and shall be exercisable only by, such persons permitted with respect to the underlying Stock Option in accordance with Section 4(e).

6.STOCK AWARDS OTHER THAN OPTIONS.
  -------------------------------

Stock Awards may be directly issued under this Plan (without any intervening options), subject to such terms, conditions, performance requirements, restrictions, forfeiture provisions, contingencies and limitations as the Administrator shall determine. Stock Awards may vest immediately upon issuance, in one or more installments over the Participant's period of employment or other service to the Company or upon the attainment of specified performance objectives, or the Company may issue Stock Awards which entitle the Participant to receive a specified number of vested shares of Stock upon the attainment of one or more performance goals or service requirements established by the Administrator.

Shares representing a Stock Award shall be evidenced in such manner as the Administrator may deem appropriate, including book-entry registration or issuance of one or more certificates (which may bear appropriate legends referring to the terms, conditions and restrictions applicable to such Award). The Administrator may require that any such certificates be held in custody by the Company until any restrictions thereon shall have lapsed and that the Participant deliver a stock power, endorsed in blank, relating to the Stock covered by such Award.

A Stock Award may be issued in exchange for any consideration which the Administrator may deem appropriate in each individual instance, including, without limitation:

        (i)    cash or cash equivalents;

        (ii) past services rendered to the Company or any Subsidiary or Affiliate; or

        (iii) future services to be rendered to the Company or any Subsidiary or Affiliate (provided that, in such case, the par value of the stock subject to such Stock Award shall be paid in cash or cash equivalents, unless the Administrator provides otherwise).

A Stock Award that is subject to restrictions on transfer and/or forfeiture provisions may be referred to as an award of "Restricted Stock" or "Restricted Stock Units."

Phantom Stock. The Administrator may from time to time grant Awards to eligible participants denominated in stock-equivalent units ("phantom stock") in such amounts and on such terms and conditions as it shall determine. Phantom stock units granted to a participant shall be credited to a bookkeeping reserve account solely for accounting purposes and shall not require a segregation of any of the Company's assets. An Award of phantom stock may be settled in Stock, in cash, or in a combination of Stock and cash, as determined in the sole discretion of the Administrator. Except as otherwise provided in the applicable Agreement, the Participant shall not have the rights of a shareholder with respect to any shares of Stock represented by a phantom stock unit solely as a result of the grant of a phantom stock unit to the Participant.

Performance Awards. The Administrator may, in its discretion, grant performance Awards which become payable on account of attainment of one or more performance goals established by the Administrator. Performance Awards may be paid by the delivery of Common Stock or cash or any combination of Common Stock and cash, as determined in the sole discretion of the Administrator. Performance goals established by the Administrator may be based on the Company's or any Subsidiary or Affiliate's operating income or one or more other business criteria selected by the Administrator that apply to an individual or group of individuals, a business unit, or the Company or any Subsidiary or Affiliate as a whole, over such performance period as the Administrator may designate.

7.TRIGGERING EVENTS.
  -----------------

        (a) Impact of Triggering Event. Notwithstanding any other provision of this Plan to the contrary, in the event of a Triggering Event (as defined in Section 7(b) below):

                (i) Any Stock Options and Stock Appreciation Rights outstanding as of the date such Triggering Event is determined to have occurred and not then exercisable and vested shall become fully exercisable and vested to the full extent of the original grant;

                (ii) The restrictions applicable to any outstanding Stock Award shall lapse, and the Stock relating to such Award shall become free of all restrictions and become fully vested and transferable to the full extent of the original grant;

                (iii) All outstanding repurchase rights of the Company with respect to any outstanding Awards shall terminate; and,

                (iv) Outstanding Awards shall be subject to any Agreement of merger or reorganization entered into in connection with such Triggering Event, which Agreement shall provide for:

                       (A) The continuation of the outstanding Awards by the Company, if the Company is a surviving corporation;

                       (B) The assumption of the outstanding awards by the surviving corporation or its parent or subsidiary;

                       (C) The substitution by the surviving corporation or its parent or subsidiary of equivalent awards for the outstanding Awards; or

                       (D) Settlement in cash of each share of Stock subject to an outstanding Award for the Triggering Event Price (less, to the extent applicable, the per share exercise price).

                (v) In the absence of any Agreement of merger or reorganization entered into in connection with such Triggering Event, each share of Stock subject to an outstanding Award shall be settled in cash for the Triggering Event Price (less, to the extent applicable, the per share exercise price), or, if the per share exercise price equals or exceeds the Triggering Event Price, the outstanding Award shall terminate and be canceled.

        (b) Definition of Triggering Event. For purposes of this Plan, a " Triggering Event" shall mean the happening of any of the following with respect to the Company, which, for purposes of this Section 7(b), shall mean Foodarama Supermarkets, Inc. and all its successors:

                (i) An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 40% or more of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); excluding, however, the following: (1) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (2) any acquisition by the Company; (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or
                       (4) any acquisition by any Person pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (ii) of this Section 7(b); or

              (ii) The approval by the shareholders of the Company of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company ("Corporate Transaction"); excluding, however, such Corporate Transaction pursuant to which
                       (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than 60% of, respectively, the outstanding shares of Stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction
                       (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets, either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (other than the Company; any employee benefit plan (or related trust) sponsored or maintained by the Company, by any corporation controlled by the Company, or by such corporation resulting from such Corporate Transaction) will beneficially own, directly or indirectly, more than 25% of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors, except to the extent that such ownership existed with respect to the Company prior to the Corporate Transaction, and (3) individuals who were members of the Board immediately prior to the approval by the shareholders of the Company of such Corporate Transaction will constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction; or

              (iii) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company, other than to a corporation pursuant to a transaction which would comply with clauses (1), (2) and (3) of subsection
                       (ii) of this Section 7(b), assuming for this purpose that such transaction were a Corporate Transaction.

        (c) Triggering Event Price. For purposes of this Plan, "Triggering Event Price" means the higher of (i) the highest reported sales price, regular way, of a share of Stock in any transaction reported on the American Stock Exchange Composite Tape or other national securities exchange on which such shares are listed or on Nasdaq, as applicable, during the 60-day period prior to and including the date of a Triggering Event , and (ii) if the Triggering Event is the result of a tender or exchange offer or a Corporate Transaction, the highest price per share of Stock paid in such tender or exchange offer or Corporate Transaction. To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other non-cash consideration, the value of such securities or other non-cash consideration shall be determined in the sole discretion of the Board.

8.MISCELLANEOUS.

        (a) Amendment. The Board may amend, alter, or discontinue this Plan, but no amendment, alteration or discontinuation shall be made which would adversely affect the rights of a Participant under an Award theretofore granted without the Participant's consent, except such an amendment (i) made to avoid an expense charge to the Company or any Subsidiary or Affiliate , or (ii) made to permit the Company or any Subsidiary or Affiliate a deduction under the Code. No such amendment shall be made without the approval of the Company's shareholders to the extent such approval is required by law, Agreement or the rules of any stock exchange or market on which the Stock is listed.

              The Administrator may amend the terms of any Stock Option or other Award theretofore granted, prospectively or retroactively, but no such amendment shall adversely affect the rights of the holder thereof without the holder's consent.

              Notwithstanding anything in this Plan to the contrary, if any right under this Plan would cause a transaction to be ineligible for pooling of interests accounting that would, but for the right hereunder, be eligible for such accounting treatment, the Administrator may modify or adjust the right so that pooling of interests accounting shall be available, including the substitution of Stock having a Fair Market Value equal to the cash otherwise payable hereunder for the right which caused the transaction to be ineligible for pooling of interests accounting.

        (b) Unfunded Status of Plan. It is intended that this Plan be an "unfunded" plan for incentive and deferred compensation. The Administrator may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Stock or make payments, provided that, unless the

              Administrator otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of this Plan.

        (c)   General Provisions.

              (i) The Administrator may require each person purchasing or receiving shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to the distribution thereof. The certificates for such shares may include any legend which the Administrator deems appropriate to reflect any restrictions on transfer.

                    All certificates for shares of Stock or other securities delivered under this Plan shall be subject to such stock transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Commission, any stock exchange or market on which the Stock is then listed and any applicable federal or state securities law, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

              (ii) Nothing contained in this Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

              (iii) The adoption of this Plan shall not confer upon any
                    employee, director, consultant or advisor any right to continued employment, directorship or service, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment or service of any employee, consultant or advisor at any time.

              (iv) No later than the date as of which an amount first becomes includible in the gross income of the Participant for federal income tax purposes with respect to any Award under this Plan, the Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Administrator, withholding obligations may be settled with Stock, including Stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under this Plan shall be conditional on such payment or arrangements, and the Company, or any of its Subsidiaries or its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Administrator may establish such procedures as it deems appropriate for the settlement of withholding obligations with Stock.

              (v) The Administrator shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of the Participant's death are to be paid.

              (vi) Any amounts owed to the Company or any Subsidiary or Affiliate by the Participant of whatever nature may be offset by the Company from the value of any shares of Stock, cash or other thing of value under this Plan or an Agreement to be transferred to the Participant, and no shares of Stock, cash or other thing of value under this Plan or an Agreement shall be transferred unless and until all disputes between the Company and the Participant have been fully and finally resolved and the Participant has waived all claims to such against the Company and any Subsidiary or Affiliate.

              (vii) The grant of an Award shall in no way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

              (viii)If any payment or right accruing to a Participant under this
                    Plan (without the application of this Section (8)(c)(viii)), either alone or together with other payments or rights accruing to the Participant from the Company or any Subsidiary or Affiliate ("Total Payments") would constitute a "parachute payment" (as defined in Section 280G of the Code and regulations thereunder), such payment or right shall be reduced to the largest amount or greatest right that will result in no portion of the amount payable or right accruing under this Plan being subject to an excise tax under Section 4999 of the Code or being disallowed as a deduction under Section 280G of the Code; provided, however, that the foregoing shall not apply to the extent provided otherwise in an Award or in the event the Participant is party to an Agreement with the Company or any Subsidiary or Affiliate that explicitly provides for an alternate treatment of payments or rights that would constitute "parachute payments." The determination of whether any reduction in the rights or payments under this Plan is to apply shall be made by the Administrator in good faith after consultation with the Participant, and such determination shall be conclusive and binding on the Participant. The Participant shall cooperate in good faith with the Administrator in making such determination and providing the necessary information for this purpose. The foregoing provisions of this Section 8(c)(viii) shall apply with respect to any person only if, after reduction for any applicable federal excise tax imposed by Section 4999 of the Code and federal income tax imposed by the Code, the Total Payments accruing to such person would be less than the amount of the Total Payments as reduced, if applicable, under the foregoing provisions of the Plan and after reduction for only federal income taxes.

              (ix) The headings contained in this Plan are for reference purposes only and shall not affect the meaning or interpretation of this Plan.

              (x) If any provision of this Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not effect any other provision hereby, and this Plan shall be construed as if such invalid or unenforceable provision were omitted.

              (xi) This Plan shall inure to the benefit of and be binding upon each successor and assign of the Company. All obligations imposed upon a Participant, and all rights granted to the Company hereunder, shall be binding upon the Participant's heirs, legal representatives, successors and permitted assignees.

              (xii) This Plan and each Agreement granting an Award constitute the entire Agreement with respect to the subject matter hereof and thereof, provided that in the event of any inconsistency between this Plan and such Agreement, the terms and conditions of this Plan shall control.

              (xiii)In the event there is an effective registration statement under the Securities Act pursuant to which shares of Stock shall be offered for sale in an underwritten offering, a Participant shall not, during the period requested by the underwriters managing the registered public offering, effect any public sale or distribution of shares of Stock received, directly or indirectly, as an Award or pursuant to the exercise or settlement of an Award.

              (xiv) This Plan, and all Awards, Agreements and actions hereunder, shall be governed by, and construed in accordance with, the laws of the State of New Jersey (other than its law respecting choice of law).

        (d) Declining Market Price. In the event the fair market value of the Stock declines below the exercise price set forth in any Option, the Committee may, subject to the approval of the Board, at any time, adjust, reduce, cancel and re-grant any unexercised Option or take any similar action it deems to be for the benefit of the Participant in light of the declining fair market value of the Stock.

9.DEFERRAL OF AWARDS.
  ------------------

The Administrator (in its sole discretion) may permit a Participant to:

        (a) have cash that otherwise would be paid to such Participant as a result of the exercise of a Stock Appreciation Right or the settlement of a Stock Award credited to a deferred compensation account established for such Participant by the Administrator as an entry on the Company's books;

        (b) have Stock that otherwise would be delivered to such Participant as a result of the exercise of a Stock Option or a Stock

              Appreciation Right converted into an equal number of Stock units; or

        (c) have Stock that otherwise would be delivered to such Participant as a result of the exercise of a Stock Option or Stock Appreciation Right or the settlement of a Stock Award converted into amounts credited to a deferred compensation account established for such Participant by the Administrator as an entry on the Company's books. Such amounts shall be determined by reference to the Fair Market Value of the Stock as of the date on which they otherwise would have been delivered to such Participant.

A deferred compensation account established under this Section 9 may be credited with interest or other forms of investment return, as determined by the Administrator. A Participant for whom such an account is established shall have no rights other than those of a general creditor of the Company. Such an account shall represent an unfunded and unsecured obligation of the Company and shall be subject to the terms and conditions of the applicable Agreement between such Participant and the Company. If the deferral or conversion of awards is permitted or required, the Administrator (in its sole discretion) may establish rules, procedures and forms pertaining to such awards, including (without limitation) the settlement of deferred compensation accounts established under this Section 9.

10.DEFINITIONS.

For purposes of this Plan, the following terms are defined as set forth below:

        (a) "Affiliate" means a corporation or other entity controlled by the Company and designated by the Administrator as such.

        (b) "Agreement" means a written document memorializing the terms and conditions of an Award granted pursuant to the Plan and shall incorporate the terms of the Plan.

        (c) "Award" means Stock Option, Stock Appreciation Right, Restricted or Non-Restricted Stock Award, Phantom Stock or Performance Award.

        (d)   "Board" means the Board of Directors of the Company.

        (e) "Cause" means (i) the conviction of the Participant for committing a felony under federal law or the law of the state in which such action occurred, (ii) dishonesty in the course of fulfilling the Participant's duties as an employee or director of, or consultant or advisor to, the Company or (iii) willful and deliberate failure on the part of the Participant to perform such duties in any material respect. Notwithstanding the foregoing, if the Participant and the Company have entered into an employment or services agreement which defines the term "Cause" (or a similar term), such definition shall govern for purposes of determining whether such Participant has been terminated for Cause for purposes of this Plan. The determination of Cause shall be made by the Administrator, in its sole discretion.

        (f) "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

        (g) "Commission" means the Securities and Exchange Commission or any successor agency.

        (h) "Committee" means a committee of Directors appointed by the Board to administer this Plan. With respect to Awards granted at any time the Company is publicly held, insofar as the Committee is responsible for granting Awards to Participants hereunder, it shall consist solely of two or more Directors, each of whom is a "Non-Employee Director" within the meaning of Rule 16b-3 of the Exchange Act and each of whom is also an "outside director" under
              Section 162(m) of the Code.

              The Committee shall be appointed annually by the Board, which may at any time and from time to time remove any members of the Committee, with or without cause, appoint additional members to the Committee and fill vacancies, however caused, in the Committee. A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members present at a meeting duly called and held. Any decision or determination of the committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

        (i) "Company" means Foodarama Supermarkets, Inc., a New Jersey corporation and its present and future subsidiary corporations, as defined in Section 424(f) of the Internal Revenue Code of 1986, as amended.

        (j)   "Director" means a member of the Company's Board of Directors.

        (k) "Disability" as defined in Section 22(e)(3) of the Code, means an individual is permanently and totally disabled if he is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. An individual shall not be considered to be permanently and totally disabled unless he furnishes proof of the existence thereof in such form and manner, and at such times, as the Company may require.

        (l)   "Effective Date" means February 14, 2001.

        (m) "Eligible Individual" means any officer, employee or Director (employee or non-employee) of the Company or a Subsidiary or Affiliate, or any consultant or advisor providing services to the Company or a Subsidiary or Affiliate.

        (n) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

        (o) "Fair Market Value" means, as of any given date, the fair market value of the Stock as determined by the Administrator or under procedures established by the Administrator. Unless otherwise determined by the Administrator, the Fair Market Value per share shall be the closing sales price per share of the Stock on the American Stock Exchange (or the principal stock exchange or market on which the Stock is then traded) on the date as of which such value is being determined or the last previous day on which a sale was reported.

        (p) "Family Member" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a Participant (including adoptive relationships); any person sharing the Participant's household (other than a tenant or employee); any trust in which the Participant and any of these persons have substantially all of the beneficial interest; any foundation in which the Participant and any of these persons control the management of the assets; any corporation, partnership, limited liability company or other entity in which the Participant and any of these other persons are the direct and beneficial owners of substantially all of the equity interests (provided the Participant and these other persons agree in writing to remain the direct and beneficial owners of all such equity interests); and any personal representative of the Participant upon the Participant's death for purposes of administration of the Participant's estate or upon the Participant's incompetency for purposes of the protection and management of the assets of the Participant.

        (q) "Incentive Stock Option" means any Stock Option intended to be and designated as an "incentive stock option" within the meaning of
              Section 422 of the Code.

        (r) "Nasdaq" means The Nasdaq Stock Market, including the Nasdaq National Market and the Nasdaq SmallCap Market.

        (s) "Non-Employee Director" means a Director who is not an officer or employee of the Company.

        (t) "Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

        (u)   "Optionee" means a person who holds a Stock Option.

        (v)   "Participant" means an Eligible Individual granted an Award.

        (w) "Plan" means the Foodarama Supermarkets, Inc. 2001 Stock Incentive Plan.

        (x) "Representative" means (i) the person or entity acting as the executor or administrator of a Participant's estate pursuant to the last will and testament of a Participant or pursuant to the laws of the jurisdiction in which the Participant had his or her primary residence at the date of the Participant's death; (ii) the person or entity acting as the guardian or temporary guardian of a Participant; (iii) the person or entity which is the beneficiary of the Participant upon or following the Participant's death; or (iv) any person to whom an Option has been transferred with the permission of the Administrator or by operation of law; provided that only one of the foregoing shall be the Representative at any point in time as determined under applicable law and recognized by the Administrator.

        (y) "Retirement" means termination of employment with the Company or any Subsidiary or Affiliate at or after age 65, or provision of services at or after age 65, under circumstances which the Administrator, in its sole discretion, deems equivalent to termination of employment with the Company or any Subsidiary or Affiliate

        (z) "Stock" means Common Stock, par value $1.00 per share, of the Company.

        (aa)  "Stock Appreciation Right" means a right granted under Section 5.

        (bb) "Stock Award" means an Award, other than a Stock Option or Stock Appreciation Right, made in restricted or non-restricted Stock or denominated in restricted or non-restricted shares of Stock.

        (cc)  "Stock Option" means an option granted under Section 4.

        (dd) "Subsidiary" means any company during any period in which it is a "subsidiary corporation" (as such term is defined in Section 424(f) of the Code) with respect to the Company.

        (ee) "Ten Percent Holder" means an individual who owns, or is deemed to own, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any parent or subsidiary corporation of the Company, determined pursuant to the rules applicable to Section 422(b)(6) of the Code.

        In addition, certain other terms used herein have the definitions given to them in the first places in which they are used.

                                    EXHIBIT B

                     AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                              JOSEPH J. SAKER CORP.

        Pursuant to N.J. Stat. Ann. 14A:9-5 of the New Jersey Business Corporation Act (the "Act"), Joseph J. Saker Corp., a corporation organized under the laws of the State of New Jersey on August 31, 2000 (the "Corporation") , hereby (i) restates its Certificate of Incorporation to embody in one document its original certificate and the amendments thereto, and (ii) amends its Certificate of Incorporation as set forth herein.

        The Corporation hereby certifies the following which (i) sets forth in full its Certificate of Incorporation, as of this day, and (ii) supercedes and replaces its original Certificate of Incorporation:

                                   ARTICLE I
                              NAME OF CORPORATION

        The name of the corporation is Saker Family Corporation.

                                   ARTICLE II
                             PURPOSE OF CORPORATION

        The purpose for which the Corporation is organized is to engage in any activity within the purposes for which the corporations may be organized under the Act.

                                  ARTICLE III
                                 CAPITAL STOCK

        The aggregate number of shares of capital stock which the Corporation shall have the authority to issue is one thousand (1,000) shares of common stock, each having a par value of $.001. Shares of common stock authorized for issuance by the Corporation pursuant to this Article III are hereafter referred to as "Common Stock".

                                   ARTICLE IV
                          REGISTERED OFFICE AND AGENT

        The address of the Corporation's registered office is 922 State Highway No. 33, Howell, New Jersey 08731, and the Corporation's registered agent at such address is Howard Snowiss.

                                   ARTICLE V
                         MANAGEMENT OF THE CORPORATION

      Section 1. The management of the business and the conduct of the affairs of the Corporation shall be vested solely in the holders of the Common Stock of the Corporation (the "Common Shareholders"), and on the terms and subject to the conditions set forth in this Amended and Restated Certificate of Incorporation, the Common Shareholders shall have the exclusive right and power to manage, operate and control the Corporation, to do all things necessary or appropriate to carry on the business and purposes of the Corporation and to exercise all rights and powers conferred upon directors of a corporation under the Act. The Corporation shall have no board of directors. The name and address of the sole holder of shares of the Corporation's Common Stock as of the date of filing this Amended and Restated Certificate of Incorporation is as follows:

                  Joseph J. Saker, Sr.
                  922 State Highway No. 33
                  Howell, New Jersey 08731

      Section 2.  Except as otherwise provided in Sections 3 and 4 of this
Article V of this Amended and Restated Certificate of Incorporation below, any action taken by the Common Shareholders on any matter shall require (i) the affirmative vote of a majority of the votes cast by holders of the shares of the Corporation's Common Stock present in person or by proxy at a meeting of the Common Shareholders at which a quorum is present, or (ii) the unanimous written consent of the Common Shareholders in accordance with N.J. Stat. Ann. 14A:5-6.

      Section 3. Notwithstanding anything to the contrary contained in this Amended and Restated Certificate of Incorporation, action on any of the following matters shall require the unanimous approval of all of the Common
Shareholders:

      (a) any capital reorganization of the Corporation, any consolidation of the Corporation with or merger of the Corporation with or into any other person or entity (regardless of which person or entity is the survivor), or any sale, lease, transfer or other disposition of any of the assets, property or business of the Corporation to any other person or entity;

      (b) (x) the issuance of any stock dividend payable in shares of capital stock of the Corporation, or (y) an increase in the number of shares of capital stock of the Corporation by a subdivision or split-up of shares of capital stock of the Corporation;

      (c) a decrease in the number of shares of capital stock of the Corporation outstanding at any time as a result of a combination of the outstanding shares of capital stock of the Corporation;

      (d) the distribution to all holders of its capital stock of any shares of capital stock of the Corporation, any evidence of the Corporation's indebtedness, any assets (not including cash dividends or other distributions, whether paid from retained earnings of the Corporation or otherwise) or any rights or warrants to subscribe for or purchase any securities of the Corporation;

      (e)    the offering by the Corporation of (x) any of its capital stock, or
(y) any rights to subscribe for or purchase any additional shares of any class of its capital stock or any other rights or options;

      (f) conversion or reclassification of the capital stock of the Corporation;

      (g) the making by the Corporation of any material and significant change to the scope of the Corporation's business;

      (h)    election of officers of the Corporation;

      (i)    dissolution, liquidation or winding up of the Corporation;

      (j) amendment of the Corporation's Certificate of Incorporation or Bylaws;

      (k) any vote by the Corporation in its capacity as general partner of Joseph Saker Family Partnership, L.P. (the "Saker Family Partnership") authorizing the sale, pledge or other transfer of any asset of the Saker Family Partnership, including, without limitation, voting or giving proxies to vote any stock or other voting security with respect to the sale or transfer of the shares of common stock of Foodarama Supermarkets, Inc. held by the Saker Family Partnership ("Foodarama Stock"), or authorizing the consolidation, merger or other reorganization of Foodarama Supermarkets, Inc. or the sale of all or substantially all of the assets of Foodarama Supermarkets, Inc. For purposes of this Amended and Restated Certificate of Incorporation, the term
"Foodarama Stock" shall be deemed to include shares of common stock, $1.00 par value, of Foodarama Supermarkets, Inc. held by the Saker Family Partnership and any shares of capital stock of Foodarama Supermarkets, Inc. owned as of the date of filing of this Amended and Restated Certificate of Incorporation with the N.J. Department of Treasury, whether of record or beneficially or both, or which the Saker Family Partnership may hereafter acquire record or beneficial ownership or both. Further, any reference in this Amended and Restated Certificate of Incorporation to the voting of Foodarama Stock shall be deemed to include actions by written consent;

     For example, if the Corporation, in its capacity as general partner of the Saker Family Partnership, is entitled to vote on any proposed sale to a third party of any or all of the shares of Foodarama Stock held by the Saker Family Partnership, and Foodarama Stock is to be voted with respect to the proposed sale, then in order for the Corporation to vote the Foodarama Stock in favor of such a sale, all Common Shareholders must approve that sale. If such unanimous approval is not obtained and Foodarama Stock is to be voted with respect to such sale, the Corporation will vote the Foodarama Stock against such sale. In addition, by way of example, if the Corporation, in its capacity as general partner of the Saker Family Partnership, is entitled to vote on any proposed consolidation, merger or other reorganization or sale of all or substantially all of the assets of Foodarama Supermarkets, Inc., and Foodarama Stock is to be voted with respect to the proposed transaction, then in order for the Corporation to vote the Foodarama Stock in favor of such transaction, all Common Shareholders must approve the proposed transaction. If such unanimous approval is not obtained and Foodarama Stock is to be voted with respect to such transaction, the Corporation will vote the Foodarama Stock against such transaction.

      (l) incurrence (which shall be deemed to include executing and delivering promissory notes and entering into credit agreements, lines of credit or similar arrangements) of any indebtedness for borrowed money or the guarantee of any such indebtedness or the issuance or sale of any debt securities or warrants or rights to acquire any debt securities of the Corporation or any of its subsidiaries or the guarantee of any debt securities of others.

       Section 4. Except as set forth in Section 3(k) of this Article V of this Amended and Restated Certificate of Incorporation, voting by the Corporation in its capacity as general partner of the Saker Family Partnership of the Foodarama Stock shall be made or effected by the Corporation as directed by each of the Common Shareholders of the Corporation, in accordance with the percentage of the outstanding shares of the Common Stock of the Corporation held by each of the Common Shareholders. For example, if the Corporation, in its capacity as general partner of the Saker Family Partnership, has a right to vote the Foodarama Stock in connection with the election of directors of Foodarama Supermarkets, Inc., and three (3) shareholders of the Corporation (A, B and C) respectively own 30%, 30% and 40% of the Corporation's Common Stock, the Corporation, in voting on the election of such directors of Foodarama Supermarkets, Inc., shall vote 30% of such Foodarama Stock as directed by shareholder A, 30% of such Foodarama Stock as directed by shareholder B, and 40% of such Foodarama Stock as directed by shareholder C.

                                   ARTICLE VI
                       RESTRICTIONS ON TRANSFER OF SHARES

        Section 1. No Common Shareholder may gift, sell, assign, transfer, pledge, alienate or otherwise dispose of ("Transfer") all or any portion of his or her shares of Common Stock of the Corporation, or any right, title or interest therein or in any other shares of capital stock of the
Corporation which the Common Shareholder owns, of record or beneficially, as of the date of filing of this Amended and Restated Certificate of Incorporation with the N.J. Department of Treasury or hereafter acquires (collectively, the "Shares"), to any person, firm, corporation or other entity unless the Common Shareholder desiring to make the  Transfer
(the  "Selling   Shareholder") shall have first followed the procedures
set forth in this Article VI. The restrictions on disposition of Shares stated in this Article VI shall be in addition to any restrictions imposed upon any Common Shareholder under any shareholders' agreement, stock purchase agreement, or any other document through which a Common Shareholder acquired his or her Shares (each, a "Shareholder Document"). In furtherance of the foregoing, in no event may any Common Shareholder hypothecate, pledge, encumber or use all or any portion of his or her Shares as collateral to support any borrowing, loan or extension of credit.

     Section 2. A Selling Shareholder which is permitted to make a Transfer hereunder, shall give written notice to the Corporation and each other Common Shareholder (each a "Remaining Shareholder" and, collectively, the "Remaining Shareholders"), of his or her intention to make such a Transfer (the "Statement of Intent"). The Statement of Intent shall set forth the number of Shares involved in the proposed Transfer, including the name of the prospective purchaser and the proposed purchase price. Such Statement of Intent shall also contain the Selling Shareholder's representation and warranty that the Selling Shareholder is acting in good faith, that the prospective purchaser will not disqualify the Corporation as an S-corporation and that the information contained therein is correct to the best of the Selling Shareholder's knowledge.

     Section 3. Unless otherwise restricted in this Amended and Restated Certificate of Incorporation or any Shareholder Document, a Selling Shareholder may Transfer such Selling Shareholder's Shares; provided, however, that the Corporation shall first have the right to purchase such Shares at a price which is the lesser of (i) the price offered for the Shares (the "Offer Price"), or
(ii) the fair market value of the Shares as determined by an independent accountant selected and paid for by the Corporation (the "Market Price"). In the event that the Corporation refuses to purchase all or any portion of the Shares which the Selling Shareholder proposes to Transfer or otherwise fails to respond to the

     Selling Shareholder within thirty (30) days of receipt of the Statement of Intent, the Remaining Shareholders shall have the option of purchasing from the Selling Shareholder (at the lesser of the Offer Price or the Market Price) all or any portion of the Shares which the Selling Shareholder proposes to Transfer. Each Remaining Shareholder desiring to purchase any of the Shares proposed for Transfer by the Selling Shareholder shall provide the Selling Shareholder and the Corporation written notice of such desire (which notice shall set forth the maximum number of Shares that such Remaining Shareholder desires to purchase and the number of Shares then held by such Remaining Shareholder) within thirty (30) days of receipt of the Statement of Intent. Upon expiration of such thirty (30) day period, the Corporation shall determine the number of Shares which may be purchased by the Remaining Shareholders electing to purchase Shares proposed for Transfer (collectively, the "Remaining Purchasing Shareholders" and individually, a "Remaining Purchasing Shareholder") and deliver to the Selling Shareholder and each Remaining Purchasing Shareholder written notice setting forth the number of Shares which each such Common Shareholder may purchase, the purchase price and a closing date for such purchase. The number of Shares which a Remaining Purchasing Shareholder shall be entitled to purchase shall be determined by multiplying the total number of Shares proposed for Transfer by the Selling Shareholder by a fraction, the numerator of which shall be equal to the number of Shares of the Corporation's Common Stock held by such Remaining Purchasing Shareholder and the denominator of which shall be equal to the total number of Shares of the Corporation's Common Sstock held by all of the Remaining Purchasing Shareholders.

     Section 4. Any closing on a purchase of a Selling Shareholder's Shares by the Corporation shall take place within ninety (90) days of delivery of the Statement of Intent to the Corporation and the Remaining Shareholders. The closing on any purchase by the Remaining Purchasing Shareholders shall take place either contemporaneously with or as soon after the completion of any closing of the sale of the Selling Shareholder's Shares to the Corporation as is practicable, which date shall in no event be later than ninety (90) days after the delivery of the Statement of Intent to the Corporation. The Corporation or each of the Remaining Purchasing Shareholders, as the case may be, shall have the right to pay up to eighty percent (80%) of the purchase price of the Shares purchased by the Corporation or the Remaining Purchasing Shareholders in twenty
(20) equal quarterly payments with the first quarterly payment due on the date of closing. The unpaid balance of the purchase price shall be evidenced by a non-negotiable promissory note made by the Corporation or the Remaining Purchasing Shareholder, as the case may be, and payable to the order of the Selling Shareholder, which shall bear interest per annum at the applicable Federal rate for debt instruments of like maturity as published by the Internal Revenue Service as of the date of issuance of such note. At the sole option of the Corporation or a Remaining Purchasing Shareholder, as the case may be, the Corporation or a Remaining Purchasing Shareholder may pay all or a portion of the balance of the purchase price at the closing in cash or by certified check.

     Section 5. In the event that all of the Selling Shareholder's Shares proposed for Transfer are not (i) repurchased by the Corporation, or (ii) purchased by the Remaining Shareholders, then the Selling Shareholder may make a bona fide Transfer of the remaining portion of such Shares, subject to the terms, conditions and restrictions of this Amended and Restated Certificate of Incorporation and any Shareholder Document, to the prospective purchaser named in the Statement of Intent, such sale to be made only in strict accordance with the terms therein stated and only for a period of ninety (90) days following the initial delivery

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of a Statement of Intent to the Corporation and the Remaining Shareholders. The
prospective purchaser who acquires any Shares pursuant to this Section 5 shall be bound by the terms and conditions of this Amended and Restated Certificate of Incorporation and any Shareholder Document. However, if the Selling Shareholder shall fail to make the Transfer within the ninety (90) day period provided for hereinabove, all such Shares not transferred shall again become subject to the terms and conditions hereof.

     Section 6.  Notwithstanding  anything  to the  contrary  set forth in this
Article VI, a Selling Shareholder may not sell any of his or her Shares if such sale will result in the termination or revocation of the Corporation's status as an S-corporation, unless the Common Shareholders shall have unanimously approved such a sale.

     Section 7. Each certificate representing shares of capital stock of the Corporation (a "Stock Certificate") now or hereafter held by any Common Shareholder or issued by the Corporation to any other person shall bear a legend on the Stock Certificate in substantially the following form:

      THE BUSINESS OF THE CORPORATION SHALL BE MANAGED BY THE COMMON SHAREHOLDERS OF THE CORPORATION, IN ACCORDANCE WITH N.J. STAT. ANN. 14A:5-21(2) AND THE TERMS AND CONDITIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE CORPORATION. THE TRANSFER OF SHARES OF THE CAPITAL STOCK REPRESENTED BY THIS STOCK CERTIFICATE IS RESTRICTED BY THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE CORPORATION, A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE CORPORATION.

                                  ARTICLE VII
                               OFFERING OF STOCK

     The Corporation shall make no offering of any of its capital stock of any class which would constitute a "public offering" within the meaning of the Securities Act of 1933, 15 U.S.C. ss.77a et seq., as amended from time-to-time. The shares of capital stock of the Corporation shall not be listed on a national securities exchange or regularly quoted in an over-the-counter market by one or more members of a national or affiliated securities association.

                                  ARTICLE VIII
                               PREEMPTIVE RIGHTS

     In the event that the Corporation proposes to issue additional shares of capital stock of the Corporation, each existing Common Shareholder shall have preemptive rights to purchase shares of capital stock of the Corporation to maintain such Common Shareholder's ownership percentage of the Corporation's capital stock. All purchases by existing Common Shareholders pursuant to the exercise of preemptive rights shall be at the price equal to and on terms equivalent to the price and terms applicable to the third-party purchaser of shares of capital stock of the Corporation.


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                                   ARTICLE IX
                                 INDEMNIFICATION

        Section 1. The Corporation shall indemnify a corporate agent against his or her expenses and liabilities actually and reasonably incurred in connection with the defense of any proceeding involving the corporate agent by reason of his or her being or having been such a corporate agent, other than a proceeding by or in the right of the Corporation, if (a) such corporate agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and (b) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that such corporate agent did not meet the applicable standards of conduct set forth in subparagraphs (a) and (b) herein.

     Section 2. The Corporation shall indemnify a corporate agent against his or her liabilities and expenses, actually or reasonably incurred by him or her in connection with the defense, in any proceeding, by or in the right of the Corporation to procure a judgment in its favor which involves the corporate agent by reason of his or her being or having been such corporate agent, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged liable to the Corporation unless and only to the extent that the New Jersey Superior Court or the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses or liabilities as the New Jersey Superior Court or such other court shall deem proper.

     Section 3. The Corporation shall indemnify a corporate agent against expenses (including attorneys fees) to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding referred to in Sections 1 and 2 of this Article IX or in defense of any claim, issue or matter therein.

     Section 4. Any indemnification under Section 1 of this Article IX and, unless ordered by a court, under Section 2 of this Article IX, may be made by the Corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct set forth in Section 1 or 2 of this Article
IX. Such determination shall be made: (a) by the affirmative vote of a majority of the votes cast by the holders of the shares of the Common Stock who were not parties to or otherwise involved in the proceeding (the "Disinterested Shareholders") present in person or by proxy at a meeting of the Common Shareholders irrespective of whether or not a quorum is present; (b) by unanimous written consent of all Disinterested Shareholders; or (c) by independent legal counsel in a written opinion, such counsel to be designated by the Disinterested Shareholders, if the Disinterested Shareholders, by majority vote as provided in subsection (a) above, so direct.

     Section 5. Expenses incurred by a corporate agent in connection with a proceeding may be paid by the Corporation in advance of the final disposition

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
of the proceeding, as authorized by the Common Shareholders in the same manner provided in Section 4 of this Article IX, upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified as provided in this Article IX.

     Section 6. The indemnification and advancement of expenses provided by or granted pursuant to the other sections of this Article IX shall not exclude any other rights to which a corporate agent may be entitled under the Corporation's Certificate of Incorporation, a By-law, agreement, vote of shareholders, or otherwise; provided, that no indemnification shall be made to or on behalf of a corporate agent if a judgment or other final adjudication adverse to the corporate agent establishes that his or her acts or omissions (a) were in breach of his or her duty of loyalty to the Corporation or its shareholders, (b) were not in good faith or involved a knowing violation of law, or (c) resulted in receipt by the corporate agent of an improper personal benefit.

     Section 7. The Corporation shall have the power to purchase and maintain insurance on behalf of any corporate agent against any expenses incurred in any proceeding and any liabilities asserted against him or her by reason of his or her being or having been a corporate agent, whether or not the Corporation would have the power to indemnify him or her against such expenses and liabilities under the provisions of this section. The Corporation may purchase such insurance from, or such insurance may be reinsured in whole or in part by, an insurer owned by or otherwise affiliated with the Corporation, whether or not such insurer does business with other insureds.

      Section 8. For purposes of this Article IX, the following definitions, as well as all other definitions set forth in N.J.S.A. 14A:3-5, shall apply:

            (a) "corporate agent" shall mean any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in consolidation or merger and any person who is or was a director, officer, trustee, employee or agent of any other enterprise, serving as such at the request of the indemnifying corporation, or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee or agent. Furthermore, any corporate agent also serving as a "fiduciary" of an employee benefit plan governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974" (ERISA) as amended from time to time, shall serve in such capacity as a corporate agent, if the Corporation shall have requested any such person to serve. Additionally, the Corporation shall be deemed to have requested such person to serve as a fiduciary of an employee benefit plan, only where the performance by such person of his or her duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan. Without limiting the foregoing provisions of this Section 8(a) of this Article IX, the term "corporate agent" shall also mean any Common Shareholder who has taken actions or failed to take actions in connection with the management of the business and affairs of the Corporation.

            (b) "other enterprise" shall mean any domestic or foreign corporation other than the indemnifying corporation, and any partnership, joint venture, sole proprietorship, trust or other enterprise (including employee benefit plans governed by ERISA), whether or not for profit, served by a corporate agent.

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                                   ARTICLE X
                      LIMITATION ON LIABILITY OF OFFICERS

     To the fullest extent permitted by the laws of the State of New Jersey, as they exist or may hereafter be amended, the officers of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that the provisions of this Article X shall not relieve an officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the Corporation or its Common Shareholders, (b) not in good faith or involving a knowing violation of law, or (c) resulting in receipt by such person of an improper personal benefit.

                                   ARTICLE XI
                              COMPLIANCE WITH LAWS

     Notwithstanding anything to the contrary contained herein or in the Corporation's Bylaws, the Corporation shall at all times comply with the laws of the State of New Jersey applicable to the Corporation and its business.

     IN WITNESS  WHEREOF,  Joseph J. Saker  Corp.  has caused  this  Amended and
Restated Certificate of Incorporation to be executed on the ____ day of February, 2002, by a duly authorized officer.

                                          JOSEPH J. SAKER CORP.



                                      By:     /s/ Joseph J. Saker, Sr.
                                          -------------------------------
                                   Name:  Joseph J. Saker, Sr.
                                   Title: President
Filed By:
---------
John A. Aiello, Esq.
Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road
P.O. Box 190
Middletown, New Jersey 07748












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